UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

FSI International, Inc.

(Name of Subject Company)

FSI International, Inc.

(Name of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

302633102

(CUSIP Number of Class of Securities)

Donald S. Mitchell

Chairman and Chief Executive Officer

FSI International, Inc.

3455 Lyman Boulevard

Chaska, Minnesota 55318-3052

(952) 448-5440

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Douglas P. Long

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402-3901

(612) 766-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

(a)	Name and Address

The name of the subject company is FSI International, Inc., a Minnesota corporation (the “Company,” “FSI,” or “we,” “our,” or “us”), and the address and telephone number of its principal executive offices are 3455 Lyman Boulevard, Chaska, Minnesota 55318-3052, (952) 448-5440.

(b)	Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Statement”) relates is the Company’s common stock, no par value (the “Shares”). As of the close of business on August 23, 2012, there were 39,329,304 Shares outstanding.

Item 2.	Identity and Background of Filing Person

(a)	Name and Address

FSI is the subject company and the person filing this Statement. The Company’s name, address and business telephone number are set forth in “Item 1. Subject Company Information,” which information is incorporated herein by reference. The Company’s website address is www.fsi-intl.com. The information on the Company’s website should not be considered a part of this Statement.

(b)	Tender Offer and Merger

This Statement relates to the cash tender offer by RB Merger Corp., a Minnesota corporation (“Purchaser”), which is an indirect wholly-owned subsidiary of Tokyo Electron Limited, a Japanese corporation (“TEL”). Purchaser has made an offer to purchase all outstanding Shares at a purchase price of $6.20 per Share in cash, net to the seller of such Shares, without interest and subject to any required withholding of taxes (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and TEL with the U.S. Securities and Exchange Commission (the “SEC”) on August 27, 2012, and is subject to the terms and conditions set forth in the Offer to Purchase dated August 27, 2012 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 13, 2012 (as amended from time to time, the “Merger Agreement”), by and among TEL, Purchaser and the Company. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase. The Merger Agreement provides, among other things, for the making of the Offer and further provides that, following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will consummate a merger (the “Merger”) under the Minnesota Business Corporation Act (the “MBCA”) in which any remaining Shares of the Company not validly tendered pursuant to the Offer (other than Shares owned by Purchaser, TEL or any of its subsidiaries (including Purchaser) and other than Shares for which the holder thereof has properly exercised dissenters’ rights) will be cancelled and converted in the Merger into the right to receive cash in an amount equal to the Offer Price. Upon consummation of the Merger, Purchaser will merge with and into the Company and will cease to exist, with the Company continuing as the surviving corporation and an indirect wholly-owned subsidiary of TEL (the “Surviving Corporation”).

The Merger Agreement has been included as an exhibit to this Statement to provide information regarding its terms. It is not intended to modify or supplement any factual disclosures about the Company, TEL or Purchaser in any public reports filed with the SEC by the Company, TEL or Purchaser. In particular, the assertions embodied in the representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to TEL and Purchaser in connection with the execution of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, TEL, and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, TEL or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws. Investors should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, TEL, or Purchaser or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

TEL caused the formation of Purchaser solely for the purpose of acquiring all outstanding Shares of the Company, and Purchaser has not engaged in any activities to date other than those incidental to its formation, entry into the Merger Agreement and commencement of the Offer. According to the Offer to Purchase, the business address of TEL is Akasaka Biz Tower, 3-1 Akasaka 5-Chome, Minato-ku, Tokyo 107-6325, Japan. The telephone number of TEL is +81-3-5661-7000. According to the Offer to Purchase, the business address of Purchaser is 2400 Grove Blvd., Austin, Texas 78741 and Purchaser’s telephone number at such business address is (512) 424-1000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as otherwise described in this Statement, including in the Information Statement included as Annex I hereto, which is incorporated herein by reference, as of the date hereof, there are no material agreements, arrangements or understandings, and no potential or actual conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates, or (ii) TEL, Purchaser or their respective executive officers, directors or affiliates.

The Information Statement is being furnished to the Company’s shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with TEL’s right to designate persons to the Company’s Board of Directors (the “Board”) other than at a meeting of the shareholders after TEL and its wholly-owned subsidiaries, including Purchaser, acquire a majority of the Shares on a fully diluted basis pursuant to the Offer.

Arrangements among the Company, Purchaser and TEL

Merger Agreement

The summary of the Merger Agreement contained in the Offer to Purchase is incorporated herein by this reference, but is qualified in its entirety by reference to the Merger Agreement. The Offer to Purchase is filed as an exhibit to the Schedule TO and as Exhibit (a)(1)(A) to this Statement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by this reference.

Confidentiality Agreement

TEL and the Company executed a Letter Agreement, dated February 21, 2012, to set forth each party’s confidentiality and non-disclosure obligations. As a condition to being furnished certain information, each of TEL and the Company (subject to limited exceptions) agreed to keep that information confidential unless otherwise required by law, and not to use that information for any purpose other than in connection with evaluating a potential transaction between TEL and the Company.

For a period of one year following the date of the Letter Agreement, each of TEL and the Company also agreed, among other things, that, without the other party’s consent, neither party will, directly or indirectly, alone or in concert with others, (a) acquire or agree, offer, seek, or propose to acquire (by merger, tender offer, purchase, or otherwise), ownership (including beneficial ownership as defined in Rule 13d-3 under the Exchange Act) of any of the other party’s assets, businesses, voting stock, or any rights or options to acquire that ownership (including from a third party), except pursuant to any proposal expressly solicited by the Chief Executive Officer of the other party; (b) seek or propose to influence or control the management or policies of the other party or to obtain representation on the other party’s board of directors, or solicit proxies or consents with respect to any securities of the other party in connection with the election of directors or any other matter; (c) make any other public announcement with respect to any of the foregoing or take any other intentional action that would reasonably be expected to require that the other party make a public announcement with respect to any of the foregoing; (d) enter into any discussions, negotiations, arrangements, or understandings with any person (other than the other party or its affiliates) with respect to any of the foregoing; or (e) request that the other party, directly or indirectly, waive or amend any of the above mentioned protections. The foregoing provisions immediately terminate in certain situations involving alternative acquisition proposals.

Each party further agreed that, for a period of one year from the date of the Letter Agreement, subject to specified exceptions, such party would not offer to hire or hire any person who is currently or later becomes employed by the other party, without prior written consent of the other party.

The foregoing summary is qualified in its entirety by reference to the Letter Agreement, a copy of which is filed as Exhibit (e)(2) to this Statement and is incorporated herein by reference.

Arrangements with the Company’s Current Executive Officers and Directors

In considering the recommendation of the Company’s Board to tender the Shares in the Offer, shareholders should be aware that the Company’s executive officers and directors have agreements or arrangements that may provide them with interests that differ from, or are in addition to, those of the Company’s shareholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Consideration Payable Pursuant to the Offer

If each of the Company’s directors and executive officers were to tender any Shares each owns for purchase pursuant to the Offer, each would receive the same cash consideration on the same terms and conditions as the Company’s other shareholders. As of August 23, 2012, the Company’s directors and executive officers (and persons and entities affiliated with them) owned in the aggregate 241,398 Shares, excluding Shares subject to the exercise of Options (as defined below) and restricted stock but including Shares allocated to each individual by virtue of that individual’s participation in the ESPP (as defined below). If the Company’s directors and executive officers (and persons and entities affiliated with them) were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for payment and paid for by Purchaser, the directors and executive officers would receive an aggregate of approximately $1,496,668 in cash, subject to any withholding required by applicable tax laws.

The table below sets forth information regarding the amount of cash consideration each executive officer and director will receive pursuant to the Offer assuming the Shares beneficially owned by each of the Company’s executive officers and directors (excluding Options and restricted stock, but including Shares issued under the Company’s Employees Stock Purchase Plan (the “ESPP”) as of August 23, 2012) are tendered pursuant to the Offer and those Shares are accepted for purchase and paid for by Purchaser.

Name	Number of Shares Beneficially Owned	Consideration
James A. Bernards	22,500	$139,500
John C. Ely	25,559	$158,466
Terrence W. Glarner	5,656	$35,067
Patricia M. Hollister	11,565	$71,703
Donald S. Mitchell	105,419	$653,598
Benno G. Sand	70,699	$438,334
David V. Smith	0	$0
Stanley K. Yarbro	0	$0

The beneficial ownership of the Company’s directors and executive officers is further described in the Information Statement under the heading “Security Ownership of Management and Certain Beneficial Owners.”

Effect of the Merger Agreement on Restricted Stock

Pursuant to the Merger Agreement, each Share of restricted stock that is issued and outstanding immediately prior to the date that Purchaser accepts for payment Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”) will vest at the Acceptance Time and will be converted into the right to receive a cash amount equal to the Offer Price at the effective time of the Merger (the “Effective Time”). As of August 23, 2012, Donald S. Mitchell owned 25,000 Shares of restricted stock and would receive an aggregate of approximately $155,000 in cash, subject to any withholding required by applicable tax laws, in connection with the consummation of the Merger. No other directors or executive officers of the Company own Shares of restricted stock.

Effect of the Offer and the Merger Agreement on Stock Options

Our 1997 Omnibus Stock Plan (as amended and restated, the “1997 Plan”) and our 2008 Omnibus Stock Plan (as amended and restated, the “2008 Plan” and, collectively with the 1997 Plan, the “Option Plans”) provide that, if a fundamental change in the Company occurs, then the committee designated by the Board to administer the Option Plans may, upon providing written notice to holders, cancel all outstanding options to purchase Shares under each Option Plan (the “Options”), whether or not then exercisable. Upon this cancellation, each Option will be immediately exercisable in full and each holder of an Option will have the right to exercise the Option, in whole or in part. In exchange for such cancellation, the holder of the Option will be entitled to receive for each Share covered by the canceled Option, the amount of cash, if any, by which the per Share consideration to be received in connection with the fundamental change (including cash and the fair market value of any non-cash consideration) exceeds the exercise price per Share covered by such Option. Purchaser’s acquisition of a majority of the Shares on a fully diluted basis pursuant to the Offer will constitute a fundamental change under the Option Plans. The Merger Agreement provides that each unvested Option outstanding immediately prior to the Effective Time will become immediately vested. If the exercise price of any Option is less than the Offer Price, then the Option will be cancelled as of immediately prior to the Effective Time in exchange for the right to receive an amount in cash (without interest and net of any withholding taxes) equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per Share payable under such Option multiplied by (ii) the number of Shares subject to such Options. The Surviving Corporation must pay the amount so calculated, net of applicable taxes, as soon as practicable following the Effective Time. If the exercise price of any Option is equal to or greater than the Offer Price, such Option will be cancelled as of immediately prior to the Effective Time, without any consideration being payable in respect thereof, and have no further force or effect.

The table below sets forth information regarding the vested and unvested stock options held by the Company’s directors and executive officers as of August 23, 2012 with an exercise price per share less than the Offer Price.

Name	Number of Shares Underlying Option	Exercise Price/ Share ($)	Aggregate Payment for Option Cancellation ($)	Total ($)
James A. Bernards	7,500	4.210	14,925.00
	7,500	4.950	9,375.00
	7,500	5.000	9,000.00
	7,500	3.110	23,175.00
	7,500	4.060	16,050.00
	10,000	4.270	19,300.00
				91,825.00

John C. Ely	30,000	3.170	90,900.00
	25,000	4.310	47,250.00
	18,000	3.730	44,460.00
	16,000	5.090	17,760.00
	16,000	5.240	15,360.00
	5,000	1.640	22,800.00
	3,000	1.440	14,280.00
	2,834	0.350	16,578.90
	3,750	0.320	22,050.00
	30,001	2.000	126,004.20
	30,000	4.440	52,800.00
	50,000	4.650	77,500.00
	50,000	2.780	171,000.00
	50,000	3.490	135,500.00
	60,000	3.610	155,400.00
				1,009,643.10

Terrence W. Glarner	7,500	3.540	19,950.00
	7,500	4.210	14,925.00
	7,500	4.950	9,375.00
	7,500	5.000	9,000.00
	7,500	1.740	33,450.00
	7,500	0.372	43,710.00
	7,500	3.110	23,175.00
	7,500	4.060	16,050.00
	10,000	4.270	19,300.00
				188,935.00

Patricia M. Hollister	15,000	3.170	45,450.00
	20,000	4.310	37,800.00
	14,000	3.730	34,580.00
	12,000	5.090	13,320.00
	14,000	5.240	13,440.00
	15,000	1.440	71,400.00
	18,667	0.350	109,201.95
	15,000	0.320	88,200.00
	40,000	2.000	168,000.00
	30,000	4.440	52,800.00
	50,000	4.650	77,500.00
	50,000	2.780	171,000.00
	50,000	3.490	135,500.00
	60,000	3.610	155,400.00
				1,173,591.95

Name	Number of Shares Underlying Option	Exercise Price/ Share ($)	Aggregate Payment for Option Cancellation ($)	Total ($)
Donald S. Mitchell	145,000	3.170	439,350.00
	35,000	4.310	66,150.00
	25,000	3.730	61,750.00
	22,000	5.090	24,420.00
	30,000	5.240	28,800.00
	29,164	1.640	132,987.84
	21,806	1.440	103,796.56
	22,914	0.350	134,046.90
	18,751	0.320	110,255.88
	68,750	2.000	288,750.00
	65,000	4.440	114,400.00
	35,000	4.650	54,250.00
	100,000	2.780	342,000.00
	100,000	3.610	259,000.00
				2,159,957.18

Benno G. Sand	50,000	3.170	151,500.00
	20,000	4.310	37,800.00
	14,000	3.730	34,580.00
	13,000	5.090	14,430.00
	16,000	5.240	15,360.00
	2,500	0.320	14,700.00
	35,000	2.000	147,000.00
	30,000	4.440	52,800.00
	50,000	4.650	77,500.00
	50,000	2.780	171,000.00
	50,000	3.490	135,500.00
	60,000	3.610	155,400.00
				1,007,570.00

David V. Smith	20,000	4.330	37,400.00
	7,500	4.950	9,375.00
	7,500	5.000	9,000.00
	7,500	3.110	23,175.00
	7,500	4.060	16,050.00
	10,000	4.270	19,300.00
				114,300.00

Stanley K. Yarbro	20,000	2.850	67,000.00
	10,000	4.270	19,300.00
				86,300.00

Effect of the Merger Agreement on the Company’s ESPP

Pursuant to the Merger Agreement, no new offering period shall commence following the date of the Merger Agreement and any offering period in effect immediately prior to the date of the Merger Agreement shall terminate at the earlier of (i) the closing of such offering period between the date of the Merger Agreement and the Effective Time of the transactions contemplated by the Merger Agreement, and (ii) the business day immediately prior to the Effective Time, and the amounts credited to the accounts of participants shall be used to purchase Shares in accordance with the terms of the ESPP. No new employees are permitted to begin participating in the ESPP and no current participants may increase their amounts of elective deferrals. All Shares issued to participants under the ESPP will be treated as other outstanding Shares as contemplated by the Merger

Agreement and cancelled and converted in the Merger into the right to receive cash in an amount equal to the Offer Price, without interest and subject to any required withholding taxes. Each fractional Share held by a participant in the ESPP will be cancelled and extinguished at the Effective Time and converted into the right to receive a commensurate fractional portion of the Offer Price in cash (without interest and subject to any required withholding taxes).

As of August 23, 2012, based on the amounts contributed to their respective accounts, their respective contribution elections as of that date, expected trading prices for Shares and the limitations of the ESPP, the Company estimates that its executive officers who participate in the ESPP would be issued the following number of Shares on August 23, 2012 pursuant to the ESPP:

•	Patricia M. Hollister - 490.61 Shares; and

•	Donald S. Mitchell - 1,712.65 Shares

Incentive Compensation Plan

The Company adopted an incentive compensation plan for its fiscal year ending August 25, 2012 (the “Incentive Plan”). The Incentive Plan provides for an aggregate amount of incentive cash compensation to be available for distribution to employees of the Company, including its executive officers. The aggregate amount distributable under the Incentive Plan will be based on the Company’s operating income, prior to any Incentive Plan accrual, for the fiscal year ending August 25, 2012. Amounts ultimately paid under the Incentive Plan to employees, including executive officers, would be at the discretion of the Compensation Committee of the Board. The Compensation Committee’s determination and payment of any amounts under the Incentive Plan will likely be made in November 2012, in connection with the completion of the audited financial statements of the Company. The maximum amounts that could be paid to any executive officer under the Incentive Plan has been set as a percentage of such officer’s base salary for the 2012 fiscal year. For the Chief Executive Officer that percentage is 100% of base salary and for each of the other executive officers that percentage is 80% of base salary.

Current Employment, Severance and Management Agreements

The Company maintains an Employment Agreement (the “Employment Agreement”) with Donald S. Mitchell, our Chairman and Chief Executive Officer. In connection with the Employment Agreement, we also maintain a Summary of Terms of Employment (the “Summary of Terms”) for Mr. Mitchell.

The Summary of Terms and the Employment Agreement each have a term running through March 28 each year. Unless earlier terminated 90 days prior to the end of any term, each will automatically renew for successive one-year terms. The Summary of Terms provided for an initial base salary of $370,162, with annual increases on a fiscal year basis at the discretion of the Board. Mr. Mitchell is also eligible for participation in the Company’s Management Incentive Plan at a target of 100% and a range of up to 200% for performance in excess of established annual milestone objectives. Pursuant to the Summary of Terms we will also generally reimburse Mr. Mitchell for commuting costs between his office in California and our sites, and if such commuting reimbursement is taxable, pay a full tax gross-up. If Mr. Mitchell elects to move to Chaska, Minnesota during the term of the Summary of Terms, we will pay for all reasonable and ordinary costs of relocation. The Summary of Terms provides Mr. Mitchell with an annual gross perquisite allowance of $15,000, life insurance, and health, vacation, and welfare benefits generally applicable to senior executives of the Company. The Employment Agreement contains confidentiality covenants from Mr. Mitchell. In the event that Mr. Mitchell’s employment is involuntarily terminated at the initiative of the Company without cause (as defined in the Management Agreement with Mr. Mitchell) and provided the termination does not occur within the two-year period following a change of control event under his Management Agreement, Mr. Mitchell will be entitled to severance pay in amounts equal to his base salary for 12 months, payable over the severance period, with payments in the first six months subject to limitations applicable to separation pay plans due to involuntary separation from service under Section 409A. In order to receive severance, Mr. Mitchell must sign a release of claims in favor of the Company and be in compliance with certain terms of the Employment Agreement.

The Company maintains a Severance Agreement for Benno G. Sand, Executive Vice President, (the “Sand Severance Agreement”). The terms and conditions of the Sand Severance Agreement are substantially the same as the severance-related terms of the Employment Agreement for Mr. Mitchell, except that Mr. Sand is entitled to severance pay in an amount equal to his base salary for 12 months upon termination of employment, whether Mr. Sand’s employment is terminated by us without cause or whether Mr. Sand resigns with or without good reason. The first six months of such severance pay is payable in a lump sum at the start of the seventh month following termination of employment, with the balance payable in monthly installments for six months thereafter. In addition, Mr. Sand is eligible for monthly income maintenance payments in an amount equal to 75% of his average monthly base pay for up to 12 months following the termination of his employment (with the first six months held in arrears until the start of the seventh month) in the event he is unable to find other employment as a result of his obligations under the non-competition provisions of the agreement. Also, the Sand Severance Agreement provides Mr. Sand with a death benefit in an amount equal to 12 months’ base salary.

The Company maintains Severance Agreements with Patricia M. Hollister, Chief Financial Officer, and John C. Ely, Vice President of Global Sales, Marketing and Service (the “Severance Agreements”). The Severance Agreements are the same in all material respects as the severance-related provisions of the Employment Agreement for Mr. Mitchell.

The Company maintains Management Agreements with each of the following executive officers: Donald S. Mitchell, Benno G. Sand, Patricia M. Hollister, and John C. Ely (the “Management Agreements”). The arrangements provide severance benefits to executive officers.

The Management Agreements provide for payment of the following severance benefits if the executive officer’s employment is terminated involuntarily by us without cause or as a result of a constructive involuntary termination by the executive officer prior to and in connection with a change of control event: (i) severance pay equal to two times the executive’s base salary, less amounts paid or payable under the executive’s Severance or Employment Agreement; (ii) severance pay equal to two times the executive’s target bonus; (iii) a pro-rata target bonus for year of termination; (iv) payment of $18,000 in lieu of a cash contribution for continuation of welfare benefits; (v) payment of $35,000 in lieu of outplacement services and other perquisites; (vi) reimbursement of reasonable legal fees incurred to contest the termination of employment or enforce the agreement; and (vii) gross-up of taxes due under “excess parachute” provisions of the Internal Revenue Code of 1986, as may be amended from time to time (the “Code”). These severance benefits generally are payable in a lump sum within 30 days of the change of control event.

The Management Agreements also provide for payment of severance benefits if, within two years after a change of control event, the executive officer’s employment is terminated involuntarily by the Company without cause or as a result of a constructive involuntarily termination by the executive officer. These severance benefits are the same as those paid prior to a change of control event, except that (i) the executive officer is entitled to 30 days’ notice with pay, without regard to whether the executive officer is required to perform duties during the notice period, and payable pursuant to the regular payroll schedule (applicable in the event of involuntary termination by the Company only); and (ii) the exclusion of amounts payable under the executive’s Severance or Employment Agreement does not apply to the payment of two times the executive’s base salary. These severance benefits are also generally payable in a lump sum within 30 days after the executive officer’s termination of employment.

In order to receive severance, the executive officer must sign a release of claims in favor of the Company and be in compliance with the terms of the Management Agreement and the executive officer’s respective Employment or Severance Agreement. The term of each Management Agreement is one year, followed by automatic annual renewals, unless either party gives 90 days’ notice of non-renewal (or, if a change of control event is initiated or occurs before expiration of the term, two years after the change of control event commenced).

For purposes of the Employment, Severance and Management Agreements, “cause” generally refers to willful and gross neglect of duties by the executive or acts by the executive that constitute a felony and are substantially detrimental to the Company. A “change of control event” for purposes of the Employment, Severance and Management Agreements generally refers to (i) the acquisition during any 12-month period of 30% or more of our voting stock; (ii) the acquisition of our voting stock if after such acquisition the person holds more than 50% of such stock; (iii) specified changes in the composition of our Board; or (iv) the consummation of a merger or consolidation involving the Company or a sale of 50% or more of the Company’s assets in a 12-month period. A “constructive involuntary termination” generally refers to a termination initiated by the executive officer upon occurrence of any of the following: (i) a material diminution in his or her authorities, duties or responsibilities, or in those of his or her reporting supervisor; (ii) a reduction in base salary; (iii) the failure to obtain the assumption of the Management Agreement by a successor or other breach under the Management Agreement; or (iv) certain required relocations.

New Employment Agreements

On August 13, 2012, at the request and as a condition to TEL’s execution of the Merger Agreement, the Company entered into new employment agreements (the “New Employment Agreements”) with each of Donald S. Mitchell, Benno G. Sand, Patricia M. Hollister and John C. Ely (each, an “Executive”), to become effective as of the Effective Time. The New Employment Agreements replace the existing agreements with the Executives described above and include a two year term for Donald Mitchell, and a one year term for the other Executives (the “Term”). TEL requested that the Executives and the Company enter into the New Employment Agreements because TEL believes that each Executive’s continued service to the Company following completion of the proposed transactions would continue to provide value to the Company and TEL.

Under the New Employment Agreements, Mr. Mitchell will serve as the President, Mr. Sand will serve as the Senior Vice President, Business Development, Mr. Ely will serve as the Vice President, Sales, Marketing and Service, and Ms. Hollister will serve as the Vice President of Finance & Administration of the Company. During the Term, each Executive will: (i) continue to receive base salary at his/her current annual rate ($440,000 for Mr. Mitchell; $270,000 for Mr. Sand; $255,000 for Mr. Ely; and $250,000 for Ms. Hollister); (ii) participate in an annual cash incentive program based on performance goals; (iii) continue to be eligible for annual executive perquisites substantially equivalent to those he/she received for fiscal year 2011; and (iv) continue to participate in the Company’s retirement savings, health and welfare and other employee benefit plans on a basis consistent with that offered to other salaried employees of the Company, if permitted by law.

The New Employment Agreements provide that each Executive is entitled to a lump sum payment representing his/her pro-rata cash incentive payment for fiscal year 2012 ($440,000 for Mr. Mitchell; $216,000 for Mr. Sand; $204,000 for Mr. Ely; and $200,000 for Ms. Hollister). The pro-rata bonus will be paid at the same time bonuses are paid to other participants in the plan but not later than March 15, 2013. In addition, if the Executive remains employed with the Company through the one year anniversary of the date of the Effective Time, or if the Executive’s employment is terminated by the Company for any reason (including death or disability) prior to the one year anniversary of the date of the Effective Time or if the Executive terminates his or her employment for good reason prior to the one year anniversary of the date of the Effective Time, such Executive will receive a specified retention payment ($1,900,000 for Mr. Mitchell; $1,246,250 for Mr. Sand; $992,250 for Mr. Ely; and $973,833 for Ms. Hollister). The New Employment Agreements also provide for severance payments of base salary through the remainder of the Term (with a six month minimum for Messrs. Sand and Ely, and Ms. Hollister, and a one year minimum for Mr. Mitchell) and a pro-rata bonus for the relevant performance period based on actual achievement of the performance goals if the Executive incurs a termination without cause or for good reason prior to the end of the Term. Post-termination retention and severance payments are subject to a release of claims by each Executive. Among other things, the good reason definition in the New Employment Agreements differs from the existing Employment Agreements with the Executives to ensure that the proposed transactions would not result in an Executive being able to trigger termination rights for “good reason.”

The New Employment Agreements provide that the Executives will not compete with, nor solicit the employees or customers of, the Company for one year following termination of employment for any reason. The

New Employment Agreements also provide that the Executives will be made whole for any excise tax imposed on their payments under the so-called golden parachute excise tax provisions. The Executives have agreed to assist in minimizing the impact of any golden parachute excise tax on the payments they may receive under the New Employment Agreements. The foregoing description of the New Employment Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of each of the New Employment Agreements, which are attached as Exhibits 10.1, 10.2, 10.3 and 10.4 to the Company’s Form 8-K filed with the SEC on August 14, 2012.

Employee Benefits

The Merger Agreement provides that TEL will cause, for a period of one year following the Closing Date, the compensation and benefits package provided to the employees of the Company and its subsidiaries as of the Effective Time to be substantially comparable, in the aggregate, to the compensation and benefits package provided to similarly situated employees of TEL or any of its subsidiaries. Nothing in the Merger Agreement obligates TEL or the Purchaser to employ any person for any period of time after the Effective Time.

For purposes of vesting and eligibility to participate under the employee benefit plans of TEL (the “TEL Plans”), TEL will use its reasonable efforts to cause any applicable TEL Plan to credit each employee of the Company with his or her years of service with the Company and its predecessors and subsidiaries before the Effective Time, provided, however, credit under such TEL Plans is not required (i) for purposes of benefit accruals under any TEL retirement plans; (ii) when such prior service is not credited for similarly situated employees of TEL or its subsidiaries; (iii) with respect to any TEL Plan that is frozen or grandfathered; or (iv) to the extent such recognition would result in a duplication of benefits. For any TEL Plan that is a welfare benefit plan, TEL will use its reasonable efforts to cause the waiver of any pre-existing conditions, waiting period limitations or eligibility waiting periods with respect to Company employees and their eligible dependents, in each case to the extent waived or satisfied under the corresponding Company plan in which such employee participated immediately prior to the Effective Time. For any TEL Plan that is a medical, vision, and/or dental plan, TEL will use its reasonable efforts to provide credit under the applicable TEL Plan for deductibles, co-payments and eligible out of pocket expenses incurred during the portion of the plan year preceding the termination date in a comparable TEL Plan for the corresponding plan year of the TEL Plan.

Indemnification of Directors and Officers

Section 302A.521 of the MBCA requires a corporation to provide for indemnification of employees, directors and officers except to the extent limited by the corporation’s charter documents. The Company’s charter documents do not limit the extent of the indemnification provided for in Section 302A.521. Pursuant to the MBCA and the Company’s Amended and Restated Articles of Incorporation (as amended, the “Company Charter”), directors do not have personal liability to the Company for monetary damages, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 302A.559 or 80A.76 (formerly 80A.23) of the Minnesota Statutes; (iv) for any transaction from which the director derived an improper personal benefit; or (v) for any act or omission occurring prior to the date that Article VIII of the Company Charter became effective. In addition, the Company’s Restated Bylaws (as amended, the “Company Bylaws”) provide for the indemnification of the Company’s officers and directors to the fullest extent permitted by Section 302A.521 of the MBCA. We also have purchased and maintain directors’ and officers’ liability insurance.

Pursuant to the Merger Agreement, to the extent permitted by applicable law, TEL shall cause the Surviving Corporation to honor all of the Company’s obligations to indemnify and hold harmless each person who is as of the date of the Merger Agreement, or has been at any time prior to such date or who becomes prior to the Effective Time, an officer or director of the Company or any of its Subsidiaries as provided in the Company Charter or the Company Bylaws, or pursuant to any other agreements in effect on the date of the Merger

Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs. TEL will guarantee the Surviving Corporation’s obligations described in this paragraph during such period.

Pursuant to the Merger Agreement, subject to certain limitations, TEL will, or will cause the Surviving Corporation to, purchase a “tail” officers’ and directors’ liability insurance policy, which by its terms shall survive the Merger and will provide each person covered by the Company’s current officers’ and directors’ liability insurance policies as of the Effective Time with coverage for not less than six years following the Effective Time on terms and conditions no less favorable than the terms of such current policies maintained by the Company (the “D&O Insurance”) in respect of actions or omissions of such officers and directors prior to the Effective Time in their capacities as such; provided, however, that in no event shall TEL or the Surviving Corporation be required to expend more than 250% of the current annual premium paid by the Company for such policy (the “Maximum Amount”); provided, further, however, that if the amount of the annual premiums necessary to procure such insurance coverage exceeds the Maximum Amount, TEL will spend up to the Maximum Amount to purchase such lesser coverage as may be obtained with such Maximum Amount. The persons who are covered by the D&O Insurance as of the Effective Time are intended third party beneficiaries of the provision of the Merger Agreement described in this paragraph.

Item 4.	The Solicitation or Recommendation

Solicitation/Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer with the Company’s financial and legal advisors, at meetings held on August 12, 2012, a Special Committee of the Board (the “Special Committee”) consisting solely of independent directors and the Board unanimously determined that the terms of the Offer are fair to and in the best interests of the Company’s shareholders, and the Special Committee and the Board unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option (as defined below).

Accordingly, and for the reasons described in more detail below, the Special Committee and the Board have each unanimously (i) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, are fair to and in the best interests of the Company and its shareholders; (ii) approved and declared advisable the Merger Agreement (including the plan of merger included in the Merger Agreement) and the transactions contemplated by the Merger Agreement (including the Offer, the Merger and the Top-Up Option); and (iii) recommended that the shareholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, approve the Merger and adopt the Merger Agreement.

In reaching the conclusions and in making the recommendation described above, the Special Committee and the Board consulted with the Company’s management, as well as the Company’s financial and legal advisors, and took into account a number of reasons, described under “Reasons for Recommendation” below.

The joint press release issued by the Company and TEL on August 13, 2012 is filed as Exhibit (a)(1)(G) hereto and is incorporated herein by reference.

Background of the Offer; Reasons for Recommendation

Background of the Offer

The Board and senior management in the ordinary course periodically review and assess strategic alternatives available to FSI to enhance shareholder value. From time to time over the past several years as part of FSI’s long-term planning process, our senior management and Board have evaluated certain strategic alternatives available to FSI in light of the changing competitive landscape in the semiconductor capital equipment industry, including a possible sale of FSI. In connection with these evaluations, the Board has considered the implications for FSI of the ongoing consolidation of its customer base, the timing of any strategic transaction relative to the Board’s ability to maximize value for our shareholders and the limited number of viable partners for a business combination given FSI’s industry, relative size and strategic profile.

Over the past several years, representatives of FSI have engaged in exploratory discussions regarding potential strategic opportunities in response to inquiries from certain industry peers. However, none of these discussions advanced beyond a preliminary stage.

In late October, 2011, TEL contacted two officers of FSI to discuss possible collaboration opportunities involving the two companies, including potential product alliances, co-marketing opportunities and joint research and development projects. On November 11, 2011, Barry Mayer, President of TEL North America, called Donald S. Mitchell, our Chief Executive Officer and a director of FSI, to further discuss TEL’s interest in exploring possible collaboration opportunities with FSI. During that call, Mr. Mitchell informed Mr. Mayer that FSI had limited interest in exploring such opportunities given TEL’s size relative to FSI and other competitive concerns. On November 14, 2011, Mr. Mayer contacted Mr. Mitchell again to explore possible collaboration opportunities. Mr. Mitchell again expressed that FSI had limited interest because of the perceived competitive risks to FSI. On or about November 15, 2011, Mr. Mitchell received a telephone call from Tetsuro Higashi, Chairman of the Board of TEL and Mr. Mayer. Mr. Higashi clarified that TEL was interested in discussing an acquisition of FSI by TEL. Messrs. Higashi, Mayer and Mitchell agreed to have FSI and TEL representatives meet to discuss such a possible acquisition transaction.

On November 21, 2011, Mr. Mitchell and Benno G. Sand, Executive Vice President, Business Development and Investor Relations of FSI, met with Mr. Mayer, Hikaru Ito, Tokyo Electron’s Executive Vice President and Senior General Manager of SPE Sales Division, and Akihisa Sekiguchi, General Manager of SPE Marketing in San Francisco, California, to discuss their respective companies and possible strategic transactions between the two companies, including TEL’s acquisition of FSI. While no specific price, structure, timing or other terms of a potential transaction were proposed, Mr. Mitchell and Mr. Sand indicated that they would be discussing TEL’s interest in pursuing an acquisition of FSI with the Board at its next scheduled meeting in mid-December.

On December 11, 2011, Mr. Sekiguchi called Mr. Sand to further discuss TEL’s interest in pursuing a transaction with FSI and to inform him that TEL was in the process of internally discussing the terms of a proposal to acquire FSI, including a proposed purchase price. Mr. Sekiguchi also provided Mr. Sand with a TEL presentation broadly discussing TEL’s organization, product lines and geographic operations to share with FSI’s Board at its upcoming meeting.

On December 15, 2011, at a regularly-scheduled meeting of the Board, Mr. Mitchell and Mr. Sand discussed with the Board the status of the discussions with TEL regarding TEL’s interest in acquiring FSI. Mr. Sand presented to the Board background information regarding TEL and discussed the TEL presentation previously provided by Mr. Sekiguchi. The Board discussed whether it was in FSI’s best interest to pursue a possible transaction with TEL, including whether the timing was appropriate for FSI to entertain a strategic transaction and the future prospects for FSI should it determine to remain independent. The Board discussed its fiduciary duty obligations in connection with considering a potential transaction with TEL or another potential buyer, including in a sale transaction to optimize value for the shareholders. After further discussion, the Board authorized management to continue discussions with TEL regarding a possible transaction and to obtain from TEL a proposal outlining the terms of any such transaction.

In late December, Mr. Sand informed Mr. Mayer that the Board had authorized FSI’s management to continue to discuss a potential acquisition between the companies. Mr. Mayer requested that Mr. Sand provide TEL with certain financial projections of FSI that could assist TEL in its analysis and valuation of FSI. On

January 3, 2012, in response to such request from TEL, Company management provided TEL with a confidential financial forecast for FSI for the fiscal years 2012-2015 (the “2012-2015 Forecast”). During January 19-22, 2012, Mr. Sand had several telephone conversations with members of TEL’s senior management regarding the 2012-2015 Forecast.

On January 20, 2012, FSI presented TEL with a nondisclosure agreement that included a standstill and other strategic transaction-related provisions.

On January 30, 2012, TEL submitted to FSI a number of technology and intellectual property diligence questions and requested a meeting with Mr. Mitchell, Mr. Sand and key FSI technology personnel to discuss FSI’s products and technology. On February 3, 2012, Mr. Mitchell informed Mr. Mayer that prior to any technology due diligence meetings or discussions, FSI required an executed nondisclosure agreement from TEL and an indication from TEL regarding the terms upon which it proposed to acquire FSI. Mr. Mayer told Mr. Mitchell that TEL was still reviewing the nondisclosure agreement that FSI had provided but that TEL did not believe it was appropriate to enter into a standstill agreement at that time.

On February 1, 2012, Mr. Sand had a lunch meeting with an executive from another semiconductor equipment company to discuss potential product sales opportunities. In addition, Mr. Sand inquired as to whether this company, or another industry company with which this executive had a relationship, would be interested in exploring discussions regarding a potential strategic transaction with FSI. After this meeting, Mr. Sand was informed by this executive that he had informed appropriate business development personnel at both companies about Mr. Sand’s inquiry. Mr. Sand received no further contact from either company about a potential transaction.

On February 8, 2012, Mr. Mitchell, Mr. Sand, Mr. Mayer and Kenji Washino, Executive Vice President of Corporate Business Strategy of TEL, had a dinner meeting in Minneapolis, Minnesota to further exchange preliminary information about the two companies and discuss potential synergy opportunities in connection with a combination. The dinner meeting did not address TEL’s technology and intellectual property diligence questions, nor did TEL share any terms of a proposed acquisition.

On February 21, 2012, TEL provided FSI with a preliminary, non-binding indication of interest whereby TEL would acquire 100% of the outstanding stock and stock equivalents of FSI for an aggregate purchase price of up to $250 million, or approximately up to $6.18 per share, payable totally in cash, and with no financing contingency. Also on February 21, 2012, TEL and FSI executed a mutual nondisclosure agreement, which contained, among other terms, reciprocal standstill provisions.

On February 23, 2012, at a regularly-scheduled meeting of the Board, senior management of FSI provided an update to the Board regarding recent discussions with TEL, including the receipt of the February 21 letter from TEL. In connection with its review of the February 21 letter, Mr. Mitchell and Mr. Sand provided the Board with an industry and Company review and outlook, including a discussion of recent semiconductor and semiconductor equipment industry consolidation. Mr. Sand and Ms. Hollister discussed with the Board FSI’s fiscal 2012 financial plan, the analyst consensus estimates for FSI for fiscal 2012 and 2013, and the 2012-2015 Forecast, including the process by which management established the 2012-2015 Forecast and the various risks involved in meeting the 2012-2015 Forecast. The Board engaged senior management in a discussion regarding the industry and Company outlook, including the projected results included in the 2012-2015 Forecast. The Board and senior management also discussed TEL’s business, senior management, financial condition and likely ability and desire to complete an acquisition of FSI.

A representative of Faegre Baker Daniels (“FaegreBD”), FSI’s outside legal counsel, then led the Board through a presentation and detailed discussion regarding the Board’s fiduciary duty in connection with considering a potential transaction. The Board, senior management and FaegreBD discussed other strategic alternatives available to FSI, other potential parties that might be interested in a transaction with FSI, and the possible benefits and challenges facing FSI should it remain a stand-alone surface conditioning company. The

Board also considered the process and strategy it should pursue to maximize shareholder value and the need to retain a financial advisor to assist FSI in considering strategic alternatives. After a discussion of various candidates, the Board instructed management to contact Barclays Capital Inc. (“Barclays”), based upon, among other things, Barclays’ overall expertise in mergers and acquisitions and knowledge of the industry in which FSI operates, to discuss a possible engagement and the proposed terms of such engagement. After further deliberations, the Board instructed senior management to continue discussions with TEL, including negotiating an increased price substantially above that proposed in the February 21 letter.

In response to numerous discussions between senior management of FSI and of TEL after the February 23, 2012 meeting of the Board where FSI sought an increase in the proposed purchase price, TEL provided FSI with a revised letter of indication dated March 4, 2012. This letter generally restated TEL’s prior position but acknowledged an aggregate purchase price of $250 million, or approximately $6.18 per share, and not any price below that amount. In addition, TEL advised FSI that TEL was prepared to have its financial advisor, Goldman Sachs, engage with FSI’s financial advisor to develop a due diligence process that would serve the needs and concerns of both companies.

On March 8, 2012, the Board held a special meeting to discuss the status of negotiations with TEL and TEL’s revised letter dated March 4, 2012. Senior management provided a summary of the discussions with TEL that had occurred since the last Board meeting, including the pricing discussions. Mr. Sand informed the Board that TEL had indicated that it was not in a position to discuss valuation further until it had completed additional significant diligence. Senior management and a representative of FaegreBD also provided an update regarding negotiations with Barclays and the terms of the proposed engagement letter with Barclays. After discussion, the Board unanimously determined to engage Barclays to act as FSI’s financial advisor, substantially on the terms discussed at the meeting. FSI subsequently executed an engagement letter on March 8, 2012 for Barclays to act as financial advisor to FSI. The Board also discussed current activity in the semiconductor equipment industry and the possibility of whether there were other parties that would be interested in and capable of completing a transaction to acquire FSI. A representative of FaegreBD discussed with the Board their fiduciary duty obligations in connection with reviewing the revised proposal. Following further discussion, the Board instructed senior management to work with FSI’s advisors to further explore a potential transaction with TEL at an increased price and to continue to evaluate other strategic alternatives available to FSI.

On March 15, 2012, Mr. Mitchell, Ms. Hollister and Mr. Sand of FSI and a representative of FaegreBD met with representatives of Barclays at FaegreBD’s offices in Minneapolis, Minnesota. FSI senior management provided an overview of the Company and its products, competitive position and key technology. FSI senior management also provided a review of fiscal 2012 results to date and its forecast for the remainder of the fiscal year, together with a review of the 2012-2015 Forecast previously provided to TEL. The representatives of Barclays discussed their preliminary views of valuation for FSI. The representatives of Barclays also discussed their views about whether there were any other parties, strategic or financial, that might be interested and capable of completing a transaction with FSI, and their recommendations for the process that was most likely to maximize value for FSI’s shareholders, including whether, and if so, when, to approach other potential acquirers. The representatives of Barclays indicated that they believed TEL was the most likely buyer of FSI and the one, given TEL’s current product line and other synergies, that could likely attribute the highest value to FSI. The participants discussed possible approaches to maximizing value and the advantages and disadvantages of these approaches, as well as possible acquisition structures, timing and other possible acquisition terms.

On March 16, 2012, representatives of Barclays had a discussion with an executive of another semiconductor equipment company (“Company A”) to evaluate their interest in an acquisition in the surface conditioning sector such as FSI. Company A’s executive indicated that they would not be interested in making an acquisition in the surface conditioning sector. Later, on July 11, 2012, at the Semicon West Conference, Barclays’ representatives met with the executive of Company A and, at the direction of FSI, specifically asked for Company A’s interest in acquiring FSI. The executive on behalf of Company A declined any interest in acquiring FSI.

On March 17, 2012, representatives of Goldman Sachs and of Barclays discussed next steps in the negotiations, including scheduling a proposed, in-person FSI management overview presentation for TEL and Goldman Sachs.

On March 20, 2012, TEL provided FSI with its initial list of key diligence requests and then followed-up with additional requests on April 16, 2012.

Prior to April 23, 2012, representatives from FSI and TEL had several discussions in preparation for an in-person meeting scheduled for April 23, 2012.

On April 23, 2012, the parties and their financial advisors, along with representatives of TEL’s legal advisors, met at the offices of Goldman Sachs in San Francisco, California. Attending from TEL were: Mr. Washino; Tetsuro Hori, Vice President and General Manager, Legal and IP director; Kazuhiro Doh, Specialist, Corporate Strategic Planning Department; Zoltan Papp, Vice President and General Counsel; Glenn Gale, Ph.D., Senior Manager, Surface Preparation System Marketing Department; and Scott Sechovec, Chief Financial Officer of Tokyo Electron U.S. Holdings, Inc. Attending for FSI were: Mr. Mitchell, Mr. Sand, Ms. Hollister and Scott Becker, Vice President, Engineering; and representatives of Barclays. TEL provided an overview of their surface conditioning business and products and their proposed technology road map. FSI provided an overview of the Company, a products and technology review, customer penetration progress with certain products, and fiscal 2012 financial information.

During the period after the April 23 meeting through mid-May, FSI and Barclays provided responses to numerous diligence inquiries from TEL and its advisors.

On May 7, 2012, in response to an initial contact involving a director of FSI and a representative of another semiconductor equipment company (“Company B”), an executive of Company B contacted Mr. Mitchell to request a meeting to discuss potential strategic transactions between Company B and FSI. On May 19, 2012, Mr. Mitchell, Mr. Sand and Terrence W. Glarner, a Board director, met with representatives of Company B in Minneapolis, Minnesota. The participants at the meeting presented overviews of their respective companies and operations and their views regarding the potential benefits of a combination of the two companies. Mr. Mitchell and Mr. Sand informed the Company B representatives that FSI had engaged a financial advisor to explore strategic alternatives and encouraged Company B to consider entering into discussions with FSI and its financial advisor about a possible sale transaction.

On May 8, 2012, after discussing with representatives of Barclay’s their attempts to contact representatives of another semiconductor equipment company (“Company C”) to discuss Company C’s interest in an acquisition in the surface conditioning sector, Stanley K. Yarbro, a Board director, contacted a former colleague of his who is now a member of management at Company C to inquire as to whether Company C would be interested in possibly discussing potential strategic opportunities involving FSI. On May 10, 2012, Mr. Yarbro was informed by his former colleague that he had discussed the possibility of exploring a strategic transaction with FSI with the appropriate business development personnel at Company C, but that Company C was not at that time interested in pursuing a transaction with FSI.

On May 17, 2012, representatives of Goldman Sachs communicated to representatives of Barclays that, based on the due diligence review conducted to date, TEL was re-evaluating and contemplating a reduction of its proposed aggregate offer price of $250 million, or approximately $6.18 per Share. The Goldman Sachs representatives did not indicate a specific revised aggregate purchase price.

On May 17, 2012, the Board met and Mr. Mitchell and Mr. Sand provided an update to the Board regarding recent discussions between FSI and its advisors and TEL and its advisors, the initial contacts with Company B, and the status of TEL’s diligence investigation. The Board discussed with senior management and FSI’s advisors the various strategic alternatives available to FSI, including remaining as an independent company, undertaking actions to increase FSI’s scale, including acquisitions by FSI of other companies, divisions or through license arrangements, or pursuing a sale of FSI. Representatives of Barclays discussed the revised purchase price information received from TEL, their preliminary views of valuation for FSI, their views on the process most likely to maximize shareholder value, and potential strategies to negotiate an increase in the purchase price being proposed by TEL. Following these discussions, the Board instructed senior management and FSI’s advisors to inform TEL that the Board was willing to consider an aggregate purchase price of $275 million, or approximately $6.77 per share.

On May 18, 2012, representatives of Goldman Sachs and Barclays had a telephone conversation to discuss the status of negotiations between the parties and the due diligence process. During that call, the representatives of Barclays informed Goldman Sachs that the Board was willing to consider an aggregate purchase price of $275 million, or approximately $6.77 per share. The representatives of Goldman Sachs informed the representatives of Barclays that while they would discuss the proposed adjustment to the purchase price with TEL, they doubted that TEL would be amenable to such an increase.

Following these discussions and based on TEL’s confirmatory diligence review to date, TEL provided to FSI an updated, non-binding indication of interest dated May 25, 2012 that substantially confirmed its prior letter, valuing FSI at an aggregate purchase price of $250 million, or approximately $6.18 per share.

On May 31, 2012, a representative of Company B informed Mr. Mitchell that he was interested in potentially exploring further discussions of a transaction between Company B and FSI, but that he first needed to discuss a potential transaction with Company B’s board of directors.

On May 31, 2012, the Board met to discuss the status of negotiations with TEL, including the May 25 letter. In connection therewith, Mr. Mitchell provided the Board with an update on FSI’s business and on industry conditions, and representatives of Barclays provided the Board with a preliminary analysis of the $250 million aggregate purchase price, or approximately $6.18 per share, proposed by TEL. Mr. Mitchell and Mr. Sand provided the Board with an update regarding their meeting and discussions with Company B. A representative of FaegreBD reviewed with the Board their fiduciary duties in connection with their consideration of the proposal. The Board also discussed with management and FSI advisors the possibility of delaying further negotiations with TEL while FSI proceeded with a more formal canvassing and auction process. The Board discussed the risks of taking such a step, including potentially losing a transaction with TEL, a greater risk of leaks due to a greater number of parties and persons, both within and outside of FSI, involved in the process and a greater threat to protecting confidential information. The Board also recognized that other than Company B, no potential buyers had surfaced as a result of the informal contacts that had previously been made by representatives of Barclays or FSI directors or senior management. After further discussion, the Board determined not to proceed at this time with a more formal canvassing and auction process given Barclays’ preliminary analysis of the proposed $250 million aggregate purchase price, Barclays’ and the Board’s analysis of other strategic or financial buyers that might be capable of completing a transaction, and the risks posed by a more formal canvassing and action process. However, the Board did instruct senior management and Barclays to follow-up with Company B to encourage their interest in pursuing a possible transaction and to inform TEL that FSI was not prepared to move forward without a price increase to $6.50 per share.

Following the Board meeting, on May 31, 2012, representatives of Barclays contacted Goldman Sachs to inform them that the Board would consider an offer price of $6.50 per share for FSI. During this call, Goldman Sachs indicated that while they would relay the requested price increase to TEL, Goldman Sachs felt that the $6.18 per share purchase price previously proposed was TEL’s highest offer. Goldman Sachs also raised the possibility of FSI entering into an exclusivity agreement to negotiate solely with TEL regarding a potential transaction. Shortly after their May 31, 2012 discussion, representatives of Goldman Sachs informed representatives of Barclays that they had discussed the Board’s proposed offer price of $6.50 per share with TEL senior management and that TEL was not willing to raise its offer price above its current $6.18 per share proposed offer price.

On June 7, 2012, the Board met to discuss the status of negotiations with TEL and next steps. Representatives of Barclays discussed their preliminary views on valuation for FSI. After discussion, the Board determined to continue negotiations with TEL and to provide TEL and its advisors additional diligence responses. The Board also instructed Mr. Mitchell to follow up with Company B to determine Company B’s interest in pursuing a transaction with FSI.

On June 7, 2012, Company B informed Mr. Mitchell that Company B would not be pursuing a transaction with FSI.

On June 7, 2012, representatives of Barclays and representatives of Goldman Sachs discussed the status of negotiations and next steps. The representatives of Barclays informed their Goldman Sachs counterparts that while the Board was willing to continue discussions regarding a proposed transaction at a purchase price of $6.18 per share, FSI would not entertain any exclusivity request. They also expressed FSI’s continuing concerns with providing sensitive and proprietary technology information to TEL at this time. The representatives of both Barclays and Goldman Sachs acknowledged that FSI would be announcing its fiscal third quarter results in the very near future. The representatives of Barclays requested that, following initial confirmatory due diligence, TEL reconfirm the proposed purchase price and submit a draft merger agreement, after which FSI would consider providing access to more sensitive data.

In a letter dated June 14, 2012 and in response to the June 7, 2012 discussion among the parties, TEL reconfirmed their desire to proceed with a proposed acquisition of FSI based on an aggregate purchase price of $250 million, or $6.18 per share.

During the period from early June 2012 to July 5, 2012, TEL and its advisors continued their due diligence review of FSI, including a tour of the Chaska, Minnesota facility on June 24, 2012, an in-person diligence session on June 25, 2012 at FaegreBD’s offices in Minneapolis, Minnesota, and multiple calls among key business team members from each of FSI and TEL and their respective legal, accounting and financial advisors. At the diligence session on June 25, 2012, FSI also reviewed with TEL a synergy analysis that had been prepared by FSI in an attempt to increase the purchase price for the Company. FSI opened a data room to TEL and its advisors on June 21, 2012.

On July 5, 2012, TEL provided FSI with a letter, dated July 4, 2012, confirming its proposal to acquire FSI for an aggregate purchase price of $250 million, or $6.18 per share, based on the results of its confirmatory diligence review conducted to date, and provided an initial draft of a merger agreement specifying the terms of such acquisition, which draft was prepared by Jones Day, TEL’s legal advisors.

On July 9, 2012, the Board held a meeting to review the status of the proposed TEL transaction and discuss next steps, in particular whether or not to provide TEL with access to more sensitive product technology information. Mr. Mitchell reviewed with the Board the current industry and Company outlook. Representatives of Barclays reviewed an updated analysis of the proposed purchase price. FaegreBD reviewed with the Board their fiduciary duties in considering the proposed transaction. FaegreBD also provided the Board with a review of the initial draft of the merger agreement previously provided by Jones Day. The Board and senior management also discussed the upcoming Semicon West Conference to be held on July 10 and 11, 2012, and the likelihood of additional in-person meetings between FSI and TEL senior management at the Conference and that this would also provide FSI and representatives of Barclays an opportunity to have informal discussions with other industry participants concerning their potential interest in a transaction with the Company. After further discussion, the Board instructed senior management and Barclays to seek a $10 million increase in the proposed aggregate purchase price, to $260 million, or $6.37 per share. The Board also instructed Mr. Mitchell and the other FSI executives not to discuss with TEL any post-closing employment terms with TEL until the negotiations of the purchase price and other key transaction terms had been finalized.

Mr. Mitchell and Hiroshi Takenaka, President and Chief Executive Officer of TEL, met during Semicon West on July 10, 2012. Mr. Mitchell informed Mr. Takenaka that the Board sought an increase of $10 million to the proposed aggregate purchase price. Representatives of Barclays separately informed Goldman Sachs of this counter-offer.

On July 11, 2012, FaegreBD provided Jones Day with a revised draft of the merger agreement reflecting FSI’s comments.

On July 11, 2012, at the direction of FSI and TEL, respectively, representatives of Barclays and Goldman Sachs continued their discussions regarding the purchase price.

On July 16, 2012, Mr. Sand and Mr. Washino discussed the status of negotiations and TEL’s due diligence review.

On July 17, 2012, representatives of Goldman Sachs informed representatives of Barclays that TEL had agreed to increase the aggregate purchase price to $252.5 million, or $6.20 per share, and that this was TEL’s final offer.

On July 19, 2012, the Board met to review the status of the negotiations with TEL and to consider the aggregate $252.5 million purchase price, or $6.20 per share, proposed by TEL. Mr. Mitchell provided an update of industry conditions, including a discussion of his impressions from Semicon West. Mr. Sand and Ms. Hollister provided a report on the status of TEL’s diligence investigation. A representative of Barclays reported to the Board on various conversations representatives of Barclays had at Semicon West with certain other industry participants regarding their interest in pursuing a transaction with FSI. The representative of Barclays said that these other industry participants had indicated that they did not have any interest at the time in pursuing a transaction with FSI. A representative of FaegreBD provided an update on negotiations with Jones Day regarding the draft merger agreement and discussed with the Board several of the proposed provisions in the draft merger agreement, including, among other things, the obligations of TEL in conducting the proposed tender offer; the amount of the termination fee FSI would be required to pay if it accepted a superior proposal or upon certain other termination events; the definition of what would constitute a superior proposal and the procedures FSI would need to follow to accept such a proposal; the ability of the Board to change its recommendation regarding the transaction after execution of the agreement; the various regulatory approvals necessary and the level of the parties’ obligations in obtaining such approvals; and the outside date upon which the parties could terminate the agreement if the conditions to the offer had not been satisfied by that time. After further discussion, the Board authorized senior management and FSI advisors to continue to negotiate a transaction with TEL at the $252.5 million aggregate purchase price, or $6.20 per share. In addition, the Board established the Special Committee to consider, in accordance with the MBCA, the terms of a transaction with TEL and to recommend to the Board whether to approve a definitive agreement with TEL and the transactions contemplated thereby. The Special Committee included all members of the Board other than Mr. Mitchell. All Special Committee members met the independence requirements under the MBCA.

On July 24, 2012, Mr. Mitchell and Mr. Mayer had a dinner meeting to discuss possible roles and responsibilities of FSI executives post-merger, TEL’s compensation approach and policies, and various retention issues.

On July 30, 2012, the Board met to review the status of the negotiations with TEL. Mr. Mitchell provided the Board with an update on industry conditions, Ms. Hollister and Mr. Sand provided an update on the status of TEL’s diligence activities, and a representative of FaegreBD reviewed with the Board the status of the negotiations regarding the proposed merger agreement. Mr. Mitchell also provided a review of his July 24 dinner meeting with Mr. Mayer and the status of discussions between FSI executives and TEL regarding the role of such executives after the completion of the proposed merger, and the terms of their continued employment. The Board, senior management and FSI’s advisors then discussed a proposed time schedule for execution of the Merger Agreement and the timing and actions that would be required between a signing and a closing of the merger. The Board then met in independent session with a representative of FaegreBD to discuss TEL’s indication that those executives with existing change in control and other severance agreements would need to enter into revised employment agreements on terms satisfactory to TEL as a condition to TEL entering into the Merger Agreement.

Throughout the period from July 19, 2012 until August 13, 2012, FaegreBD and Jones Day continued to negotiate the terms of the Merger Agreement, including the various deal protection provisions and other matters previously discussed with the Board, and TEL and its advisors continued their diligence investigation of FSI. On August 3, 2012, FSI delivered to TEL an initial draft of the disclosure schedules to the draft merger agreement.

On August 7, 2012, Mr. Mitchell received from TEL preliminary draft term sheets setting forth the terms of new employment agreements TEL was requesting from the four executive officers. The new agreements would replace and supersede the existing change-in-control and severance agreements between those executives and FSI. On August 8, 2012, preliminary drafts of the proposed employment agreements were provided to the executives and their individual legal counsels. TEL and its legal counsel and the executives and their respective legal counsels negotiated the terms of such employment agreements for the next several days. Final versions of the negotiated agreements, along with a summary of the changes from their current employment agreements, were provided to FSI on August 11, 2012.

Late in the day on Sunday, August 12, 2012, the Board held a meeting at which members of FSI’s management and representatives of Barclays and FaegreBD were present. At that meeting, senior management presented a Company and industry update. A representative of FaegreBD reviewed the fiduciary duties of the Board in connection with the Board’s consideration of a potential transaction with TEL, and reviewed the final terms of the proposed merger agreement. Representatives of Barclays presented its financial analysis of TEL’s proposed purchase price of $6.20 per share and then rendered its oral opinion (which was subsequently confirmed by a written opinion dated August 13, 2012, the date of the Merger Agreement) to the Board that, as of the date of their opinion and based upon and subject to the qualifications, limitations and assumptions stated in its written opinion, the consideration to be paid to the shareholders of the Company (other than TEL, Purchaser and their respective affiliates) in the proposed transaction is fair, from a financial point of view, to such shareholders. The full text of Barclays’ written opinion, which sets forth, among other things, the qualifications and assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion, is attached as Annex II to this Statement and is incorporated by reference herein in its entirety. A representative of FaegreBD and Mr. Sand reviewed for the Board certain other actions to be considered in connection with the proposed transaction, including entering into new employment agreements with Messrs. Mitchell, Sand and Ely and Ms. Hollister as negotiated between TEL and such executives. After this review and all questions were answered, the Board temporarily adjourned its meeting.

The Compensation Committee of the Board then met to consider the terms of the new employment agreements between FSI and FSI’s management team, to be effective as of the closing of the Merger, and the plan to cash out and cancel FSI’s outstanding equity awards, as provided in the Merger Agreement. After discussion, the Compensation Committee adopted resolutions approving the new employment agreements and cancellation of equity awards and providing that any amounts paid to directors, officers or employees of FSI in connection with the proposed transaction are “employment compensation, severance or other employee benefit arrangements” within the safe harbor from the best price rule set forth in Rule 14d-10(d)(1) promulgated under the Securities Exchange Act of 1934, as amended. After the meeting and as requested by TEL, FSI and its executive officers signed the new employment agreements.

The Special Committee then convened a meeting to discuss the Merger Agreement and the transactions contemplated thereby. After discussing Barclay’s opinion, the matters discussed by FaegreBD and the other matters discussed at the Board meeting earlier that day, the Special Committee approved and adopted the Merger Agreement and the transactions contemplated thereby. The Special Committee also took the actions required under the MBCA to except the Merger Agreement and the transactions contemplated thereby from the business combination and fair price provisions in the MBCA and recommended that the Board approve the Merger Agreement and the transactions contemplated thereby.

The Board then reconvened its meeting for the purpose of approving and adopting the Merger Agreement and the transactions contemplated thereby.

After considering the proposed terms of the Merger Agreement and the various presentations, as well as the recommendation of the Special Committee and the resolutions proposed to be adopted by the Board in connection with the transaction, the Board then unanimously approved the final Merger Agreement and the transactions contemplated thereby and authorized the execution and delivery of the Merger Agreement by the Company. Thereafter, FSI, TEL and Purchaser executed the Merger Agreement, effective August 13, 2012, and FSI and TEL issued a joint press release announcing the transaction before the opening of the U.S. stock market on August 13, 2012 and after the close of the Japanese stock market on August 13, 2012.

On August 27, 2012, Purchaser commenced the Offer.

Reasons for Recommendation

The Special Committee and the Board have each unanimously declared that the Merger Agreement and the transactions contemplated thereby, including the Offer, Merger and Top-Up Option, are fair to and in the best interests of the Company and our shareholders. On August 12, 2012, the Special Committee and the Board approved and declared advisable the Merger Agreement (including the plan of merger included in the Merger Agreement) and the transactions contemplated by the Merger Agreement, including the Offer, Merger and Top-Up Option, and recommend that our shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, approve the Merger and adopt the Merger Agreement. In reaching these conclusions, each of the Special Committee and the Board considered a number of factors, including the following material factors (not necessarily in order of relative importance):

•

the historical and current financial condition, results of operations, business and prospects of the Company as well as our financial plan and prospects if we were to remain an independent company, including the current and expected conditions in the general economy, the semiconductor industry and the semiconductor equipment industry, the substantial investment in research and development required to advance the development of our products and growth strategy and the accompanying risks associated therewith, including the challenges of doing so in a consolidating industry where certain of our competitors are likely to enjoy economies of scale and other advantages that are not available to us at the present time given our relative size, and the fact that our shareholders would continue to be subject to the risks and uncertainties of executing our financial plan and realizing our prospects unless we are acquired in a transaction for cash consideration;

•

that the all-cash per Share Offer and merger consideration will provide our shareholders with certainty of value and the ability to monetize their investment in the Company in the near future, while avoiding the risks inherent in the Company’s long-term business plan;

•

the historical market prices of our common stock and recent trading activity, including the fact that the Offer Price of $6.20 per Share represents a 53.5% premium over the Company’s closing common stock price on August 10, 2012 (the last trading day prior to announcement of the transaction);

•

their belief that the Company’s stock price was not likely to trade at or above the Offer Price in the foreseeable future, which belief was based on a number of factors, including the directors’ knowledge and understanding of the Company and the semiconductor equipment industry, our management’s projections and our business plan and the challenges involved in executing the business plan, research analyst target prices and historical performance of our stock;

•

the financial presentation and opinion of Barclays delivered to the Board, that, based upon and subject to the qualifications, limitations and assumptions stated in its written opinion, the $6.20 per Share consideration to be paid in cash to the shareholders of the Company was fair, from a financial point of view, to such shareholders (other than TEL, Purchaser and their respective affiliates), as more fully described in the section entitled “Opinion of the Company’s Financial Advisor”. The Board was aware that Barclays became entitled to certain fees upon delivery of its fairness opinion and will become entitled to additional fees upon consummation of the Offer, as more fully described below in the section entitled “Opinion of the Company’s Financial Advisor”;

•

the business reputation and capabilities of TEL and its management and the substantial financial resources of TEL, which the Board believed supported the conclusion that a transaction with TEL could be completed in a timely manner;

•

the actions taken by the Company leading up to the Offer by TEL, including contacts with a number of third parties relating to a possible transaction between those parties and the Company, and the fact that none of those third parties expressed significant interest in a transaction;

•	the timing of the Offer and the risk that, if we did not accept the Offer, we may not have another opportunity to do so in the foreseeable future;

•

that, subject to compliance with the terms and conditions of the Merger Agreement, we are permitted to furnish information to and conduct negotiations with any third party that makes a bona fide, written, unsolicited acquisition proposal for us;

•

that, subject to compliance with the terms and conditions of the Merger Agreement, we are permitted to terminate the Merger Agreement in order to enter into an agreement with respect to a superior offer upon payment of a $8,837,500 termination fee;

•

that, subject to compliance with the terms and conditions of the Merger Agreement, the Board is permitted to change its recommendation that our shareholders tender their Shares in the Offer in response to a superior offer or certain changes in circumstances, if, in either case, our Board determines in good faith, after consultation with outside counsel, that the failure to change its recommendation would constitute a breach of its fiduciary duties and we comply with certain rights of TEL under Merger Agreement;

•

that the tender offer structure provides an opportunity for our shareholders to receive the Offer consideration promptly, reducing the period of uncertainty during the pendency of the transaction to shareholders, employees and business parties;

•	that the completion of the Offer will be followed by a second-step Merger in which shareholders who do not tender their Shares in the Offer will receive the same cash price as the Offer Price;

•

that Purchaser has been granted the “Top-Up Option” that allows it to purchase, at a price per Share equal to the Offer Price, an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser, TEL and their related organizations pursuant to the Offer or otherwise, will constitute one Share more than 90% of the issued and outstanding Shares (calculated on a fully-diluted basis), which could permit Purchaser to consummate the Merger more quickly as a short-form merger under the MBCA;

•	that, subject to certain conditions provided in the Merger Agreement, TEL is required to extend the Offer beyond the initial expiration date if the Offer conditions are not satisfied as of that date;

•	that the members of the Special Committee and of the Board were each unanimous in their determination to recommend the Merger Agreement for adoption by our shareholders;

•

their belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and are the product of arms’ length negotiations between the Company, with the assistance of its advisors, on the one hand, and TEL, with the assistance of its advisors, on the other hand;

•	their belief that the termination fee provisions of the Merger Agreement would not be expected to preclude an unsolicited Company acquisition proposal;

•	that the Merger Agreement is not subject to a financing condition;

•	that we are able to specifically enforce TEL’s obligations pursuant to the Merger Agreement;

•	their belief that regulatory approvals and clearances necessary to complete the Merger would likely be obtained; and

•	that our shareholders who do not tender in the Offer and do not vote in favor of adoption of the Merger Agreement may exercise statutory dissenters’ rights under the MBCA.

Each of the Special Committee and the Board were aware of and also considered the following potentially adverse factors associated with the transaction, among others:

•

that all the conditions to the Offer may not be satisfied, including that there may not be validly tendered in accordance with the terms of the Offer immediately prior to the scheduled expiration of the Offer and not withdrawn, a number of Shares that, together with Shares then directly or indirectly owned by TEL, represents at least a majority of all issued and outstanding Shares (calculated on a fully-diluted basis), which condition is referred to as the “Minimum Tender Condition”;

•	the transaction costs to be incurred in connection with the Offer and Merger;

•

that the all-cash consideration, while providing certainty of value to our shareholders, would not allow our shareholders to have any ongoing equity participation in the Surviving Corporation following the closing of the Merger, meaning that our shareholders will cease to participate in our future earnings or growth, and will not benefit from any increases in the value of TEL stock following the closing of the Merger;

•

that gains from the transactions contemplated by the Merger Agreement would be taxable to shareholders for U.S. federal income tax purposes, and any gains from any proceeding arising from an assertion of dissenters’ rights could be taxable for U.S. federal income tax purposes to shareholders who perfect their dissenters’ rights;

•

that we will be required to pay TEL a termination fee of $8,837,500 if the Merger Agreement is terminated under certain circumstances, which could, but in the view of our Board should not, discourage other potential bidders from making a competing offer to acquire the Company;

•

that the Offer is conditioned on the receipt of regulatory approvals, including approvals under the HSR Act (as defined herein) and certain other non-U.S. competition laws and CFIUS (as defined herein) approval, and therefor, the Offer may not be completed in a timely manner or at all;

•

that we are subject to restrictions on the conduct of our business prior to the consummation of the Offer, requiring us to conduct our business in the ordinary course consistent with past practice, subject to specified limitations, which may delay or prevent us from undertaking business opportunities that may arise during the pendency of Offer, whether or not the Offer is completed;

•

that the announcement and pendency of the transaction under the Merger Agreement could result in the disruption of our business, including the possible diversion of management and employee attention, potential employee attrition and potential adverse effects on our business relationships;

•	that if the Offer or Merger is not completed, we may be adversely affected due to potential disruptions in our operations;

•	that the Company’s executive officers and directors may have interests in the transactions that are different from, or in addition to, those of the Company’s other shareholders;

•

that there will be no meaningful vote on the Merger after the successful completion of the Offer because TEL will then control a majority of the Company’s outstanding Shares and will, therefore, control the votes required to approve the Merger; and

•	that, subject to certain conditions in the Merger Agreement, TEL will be able to obtain representation on the Board proportional to its ownership of Shares upon completion of the Offer.

The foregoing discussion of the factors considered by the Special Committee and the Board is not intended to be exhaustive and only includes the material factors considered thereby. In view of the large number of factors considered by the Special Committee and the Board in connection with the evaluation of the Merger Agreement and the transactions contemplated thereby and the complexity of these matters, the Special Committee and the Board did not consider it practicable to, nor did either attempt to quantify, rank or otherwise assign relative weights to the specific factors considered in reaching a decision, nor did the Special Committee or the Board evaluate whether these factors were of equal importance. In addition, each director may have given different weight to the various factors.

The Special Committee and Board each unanimously recommends that you accept the Offer, tender your Shares pursuant to the Offer and, to the extent required by applicable law, approve the Merger and adopt the Merger Agreement.

Recommendations of the Special Committee and the Board of Directors

In light of the factors described above, the Special Committee and the Board have each unanimously (i) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, are fair to and in the best interests of the Company and its shareholders; (ii) approved and declared advisable the Merger Agreement (including the plan of merger included in the Merger Agreement) and the transactions contemplated by the Merger Agreement (including the Offer, the Merger and the Top-Up Option), on the terms and subject to the conditions set forth in the Merger Agreement; and (iii) recommended that the shareholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, approve the Merger and adopt the Merger Agreement.

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender all Shares held of record or beneficially by such persons for purchase pursuant to the Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used

Barclays is acting as financial advisor to the Company in connection with the Offer and the Merger. As compensation for its services in connection with the proposed transaction, the Company has agreed to pay Barclays a transaction fee of $3,535,000, $750,000 of which became payable upon the delivery of Barclays’ written opinion, and the remainder of which will become payable upon the consummation of the proposed transaction. In addition, the Company has agreed to reimburse Barclays for its reasonable expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by the Company and the rendering of Barclays’ opinion. Barclays has not performed investment banking and financial services for the Company or TEL in the past, but it may perform such services in the future, and would expect to receive customary fees for such services.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf in connection with the Offer.

Item 6.	Interest in Securities of the Subject Company

During the past 60 days, no transactions with respect to the Shares have been effected by the Company or, to the Company’s knowledge after reasonable inquiry and a review of Form 4 filings, by any of its current executive officers, directors, affiliates or subsidiaries, except for the following transactions made in the ordinary course of business under the Company’s ESPP and 2008 Plan:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Weighted Average Price / Share
Patricia M. Hollister	06/29/2012	Shares purchased through the Company’s ESPP	328	$3.0515
Donald S. Mitchell	06/29/2012	Shares purchased through the Company’s ESPP	4,880	$3.0515
John C. Ely	06/20/2012	Grant of stock option under 2008 Plan	60,000	$3.61
Patricia M. Hollister	06/20/2012	Grant of stock option under 2008 Plan	60,000	$3.61
Donald S. Mitchell	06/20/2012	Grant of stock option under 2008 Plan	100,000	$3.61
Benno G. Sand	06/20/2012	Grant of stock option under 2008 Plan	60,000	$3.61

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as described in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not now undertaking or engaged in any negotiations in response to the Offer that relates to or would result in (i) a tender offer for, or other acquisition of, Shares; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of the Company’s assets or of the assets of any of its subsidiaries; or (iv) any material change in our present dividend rate or policy, indebtedness or capitalization. Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Schedule TO, there are no transactions, Board resolutions, agreements in principle or contracts entered into in response to the Offer.

Item 8.	Additional Information

Golden Parachute Compensation

Background

Messrs. Donald S. Mitchell, Benno G. Sand, John C. Ely and Ms. Patricia M. Hollister are the Company’s current named executive officers (the “Named Executive Officers”). In this Statement, the Company is required to disclose any agreement or understanding, whether written or unwritten, between the Named Executive Officers and the Company or TEL concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer and Merger.

Prior to entering into the Merger Agreement, the Company was party to Management, Severance and Employment Agreements with the Named Executive Officers (the “Prior Agreements”). On August 13, 2012, the Company entered into the New Employment Agreements that become effective as of the Effective Time and replace and supersede the Prior Agreements. A description of the Prior Agreements and of the New Employment Agreements is included in this Statement in “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements with the Company’s Current Executive Officers and Directors – Current Employment, Severance and Management Agreements.”

As described further below, the Company maintains “double-trigger” severance and retention payment arrangements with the Named Executive Officers pursuant to the New Employment Agreements between each Named Executive Officer and the Company. Generally, this means that the Named Executive Officers would receive severance payments and benefits if a change of control of the Company occurs and the Company terminates their employment without “cause,” or if the Named Executive Officers terminate their employment with the Company for “good reason” (for example, as a result of material diminution in base compensation, duties or authority) before the expiration of the Term included in each New Employment Agreement. The Named Executive Officers would also receive specified retention payments if the Company terminates their employment for any reason (including death or disability) prior to the one year anniversary of the date of the Effective Time or if the Named Executive Officer terminates his or her employment for good reason prior to the one year anniversary of the date of the Effective Time or if the Named Executive Officer remains employed with the Company through the one year anniversary of the date of the Effective Time. The New Employment Agreements will only become effective if the Company becomes an indirect wholly-owned subsidiary of TEL pursuant to the Merger at the Effective Time, which the parties are classifying as a “change of control” for purposes of describing the severance and retention payments payable under the New Employment Agreements as subject to a “double-trigger.” The New Employment Agreements do not otherwise include a requirement that a “change of control” of the Company occur following the Effective Time.

Furthermore, as described further below, each of the Named Executive Officers holds unvested equity incentive awards that were granted by the Company pursuant to the Option Plans. The Option Plans and applicable individual award agreements thereunder provide for “single-trigger” vesting of unvested Option Plan awards upon the occurrence of a “change of control” (without the necessity for a subsequent termination of employment). Consummation of the Offer would constitute a “change in control” or “change of control,” as applicable, under the Option Plans.

Aggregate Amounts of Potential Compensation

To provide you with meaningful information about the potential payments and benefits the Named Executive Officers could receive related to the consummation of the Offer, the table below summarizes the total potential payments and benefits that the Named Executive Officers would be entitled to receive if each Named Executive Officer’s employment with the Company were terminated for any reason before the one year anniversary of the Effective Time or stays employed by the Company for such period.

Golden Parachute Compensation

The following table presents the estimated value of all amounts of compensation and benefits potentially payable to the Named Executive Officers that are based upon or otherwise relate to the Offer, based on the Offer Price of $6.20 and assuming the consummation of the Offer and Merger.

Name	Cash ($) (1)(2)	Equity ($) (3)	Total ($) (2)
Donald S. Mitchell, Chairman and Chief Executive Officer	$2,340,000	$759,706	$3,099,706

Benno G. Sand, Executive Vice President, Business Development and Investor Relations and Secretary	$1,462,250	$463,178	$1,925,428

John C. Ely, Vice President, Global Sales, Marketing and Service	$1,196,250	$466,664	$1,662,914

Patricia M. Hollister, Chief Financial Officer and Assistant Secretary	$1,173,833	$466,664	$1,640,497

(1)	For the Named Executive Officers, these amounts include a “single-trigger” lump sum payment equal to an amount representing their pro-rata bonus for fiscal year 2012 (for Mr. Mitchell, $440,000; Mr. Sand, $216,000; Mr. Ely, $204,000 and Ms. Hollister, $200,000).

(2)	Except as otherwise provided for in the footnote number one above, these amounts are payable on a “double-trigger” basis (treating the consummation of the Offer and Merger as a “change of control” and requiring the termination of employment or continuation of employment) and include a lump sum payment (for Mr. Mitchell, $1,900,000; Mr. Sand, $1,246,250; Mr. Ely, $992,250; and Ms. Hollister, $973,833) as described in the narrative accompanying this table.

(3)	All equity acceleration occurs on a “single-trigger” basis (without the necessity for any termination of employment) and will be settled in cash (as described further below). These amounts include the following values representing the accelerated vesting of the Named Executive Officers’ unvested stock options (all of which are time-vested): Mr. Mitchell, $604,706; Mr. Sand, $463,178; Mr. Ely, $466,664; and Ms. Hollister, $466,664. All of these stock option acceleration amounts are based on the difference between a price per share of common stock of $6.20, which price is the per share purchase price under the Offer, and the exercise price of the applicable stock option. The amount for Mr. Mitchell also includes $155,000 representing the accelerated vesting of his unvested restricted stock (all of which are time-vested). All of these restricted stock acceleration amounts are based on a price per share of common stock of $6.20, which price is the per share purchase price under the Offer. None of these amounts take into account any present value adjustments.

New Employment Agreements

The New Employment Agreements are currently binding and will become effective and will continue in effect for a set amount of time after the Effective Time. The New Employment Agreements include a two year Term for Mr. Mitchell, and a one year Term for the other Named Executive Officers. The Employment Agreements provide for single-trigger retention payments subject to a specified payout date with a double-trigger acceleration and severance payments if the Named Executive Officer is terminated without “cause” or terminates his or her employment for “good reason” before the expiration of the Term.

Retention Payments Under the New Employment Agreements

Pursuant to the terms of the New Employment Agreements, each Named Executive Officer is entitled to certain retention payments (the “Retention Payments”) as follows: (i) a guaranteed lump sum cash payment representing his/her pro-rata cash incentive payment for fiscal year 2012 payable at the same time as annual bonus payments are made to then-current employees of the Company with respect to fiscal year 2012, but in no event later than March 15, 2013 and (ii) in addition to this payment, each Named Executive Officer is also entitled to a lump sum specified cash payment if the Named Executive Officer:

•	remains employed with the Company through the one year anniversary of the date of Effective Time;

•	is terminated by the Company for any reason prior to the one year anniversary of the date of Effective Time;

•	terminates his/her employment for “good reason” prior to the one year anniversary of the date of Effective Time;

•	dies prior to the one year anniversary of the date of Effective Time; or

•	is terminated prior to the one year anniversary of the date of Effective Time after he/she becomes disabled (within the meaning of Section 409A of the Code).

The lump sum cash payment will be made within 45 days following the date of the occurrence of one of the above events.

Under the New Employment Agreements, “good reason” generally means, for each Named Executive Officer, the occurrence of any of the following events:

•

failure to provide the Named Executive Officer with compensation and benefits owed to the Named Executive Officer under the New Employment Agreement when due or a material reduction in salary or the amount of the Named Executive Officer’s target bonus opportunity (other than reductions applicable to all employees of the Company);

•

a material diminution in the Named Executive Officer’s title, duties and responsibilities, provided that, any reasonable change of title, duties and responsibilities made by the Board following the Effective Time will not trigger good reason under the New Employment Agreements;

•

requirement that the Named Executive Officer relocate to any place other than a location within 50 miles of the location at which the Named Executive Officer performed substantially all of his duties immediately preceding the New Employment Agreements;

•	for Mr. Mitchell only, requirement that Mr. Mitchell move from his existing residence in California during the Term; and

•	a material breach by the Company of any of the terms of the New Employment Agreements, or any other written agreement between the Company and the Named Executive Officer.

Notwithstanding the foregoing, any of the circumstances described above may not serve as the basis for “good reason” unless (1) the Named Executive Officer provides written notice to the Company within 45 days of the initial existence of the condition(s) constituting “good reason” and (2) the Company fails to cure such condition(s) within 30 days after receipt from the Named Executive Officer of such notice. The “good reason” definition in the New Employment Agreements differs from the definition included in the existing Employment Agreements to ensure that the proposed transactions would not result in a Named Executive Officer being able to trigger termination rights for “good reason.”

The New Employment Agreements also provide that the Named Executive Officers are entitled to an additional payment, if necessary, to offset the impact of the so-called “golden parachute” excise tax in respect of payments or benefits that are deemed to be “excess parachute payments” within the meaning of Section 280G of the Code. The Named Executive Officers have agreed to assist in minimizing the impact of any golden parachute excise tax on the payments they may receive under the New Employment Agreements.

In order to receive post-termination Retention Payments the Named Executive Officers must execute a valid release of all claims against the Company. In addition, under the terms of the New Employment Agreements, the Named Executive Officers may not disclose any confidential information or data concerning the Company or its business during the term of their employment and thereafter. During each Named Executive Officer’s term of employment and for a period of one year following the date each ceases to be employed by the Company, the Named Executive Officer may neither solicit certain of the Company’s employees to leave the Company’s employment, nor solicit the Company’s customers or business associates to cease doing business with the Company.

Severance Payments under the New Employment Agreements

The New Employment Agreements provide for severance payments in the event the Named Executive Officer’s employment is terminated by the Company without “cause” or by him/her with “good reason” prior to the end of the Term (the “Severance Payments”).

Under the New Employment Agreements, “cause” generally means, for each Named Executive Officer, the occurrence of any of the following:

•	willful and gross neglect of duties by the Named Executive Officer; or

•	an act or acts committed by the Named Executive Officer constituting a felony under United States federal or applicable state law and substantially detrimental to the Company or any Affiliate.

For purposes of this definition of “cause,” there must be a determination by a resolution duly adopted by the affirmative vote of not less than two-thirds of the entire membership of the Board at a meeting thereof called and held for such purpose (after reasonable notice is provided to the Named Executive Officer and the Named Executive Officer is given an opportunity to be heard before the Board) finding that in the good faith opinion of the Board the Named Executive Officer is guilty of the conduct.

In the event that a Named Executive Officer’s employment is terminated by the Company without “cause” or by him/her for “good reason” prior to the end of the Term, then the New Employment Agreement provides that the Named Executive Officer is entitled to the following benefits:

•

a lump sum cash payment on the 45th day following termination equal to the greater of (1) the salary that would have been payable to the Named Executive Officer had he/she remained in employment through the end of the Term or (2) one year of salary for Mr. Mitchell and six months of salary for the other Named Executive Officers; and

•	a lump sum cash payment equal to the pro-rata bonus based on actual achievement of the performance goals.

The pro-rata portion of the cash bonus awards for purposes of the lump sum payment calculations described above would be determined by the number of days that elapsed in the applicable performance period through the termination date divided by the number of days in the full applicable performance period. Such pro-rata bonus shall be paid to Mr. Mitchell no later than 90 days following the end of the applicable performance period and to the other Named Executive Officers on December 15, 2013.

Prior to receiving the Severance Payments, the Named Executive Officer would be required to execute a general waiver and release of claims agreement.

Benefits and Perquisites Under the New Employment Agreements

The New Employment Agreements provide each Named Executive Officer with an annual cash perquisite allowance of $15,000. The New Employment Agreements also provide for each Named Executive Officer to receive Company provided life and long-term disability insurance in the same manner as provided to each Named Executive Officer on August 13, 2012.

Option Plans

The Option Plans and applicable individual award agreements thereunder provide for “single-trigger” vesting of unvested Option Plan awards upon the occurrence of a “change of control” (without the necessity for a subsequent termination of employment). The consummation of the Offer would constitute a “change of control” under the Option Plans.

Each of the Named Executive Officers holds outstanding unvested Company Options under the Option Plans, and in the case of Mr. Mitchell, outstanding unvested Company restricted shares under the 2008 Plan. Pursuant to the terms of the Option Plans and applicable individual award agreements thereunder, as well as other Company actions in connection with the Offer:

•

all outstanding Company Options will be cashed-out upon the Effective Time in exchange for a lump sum cash amount equal to the product of (1) the excess, if any, of the Offer Price over the exercise price per Share payable under such Option multiplied by (2) the number of Shares subject to such Option, payable as soon as practicable following the Effective Time; and

•

all outstanding Company restricted shares will be cancelled in exchange for the right to receive from TEL or the Surviving Corporation as soon as practicable after the Effective Time an amount in cash (without interest, and less all applicable deductions and withholding required by law) equal to the product of (1) the Offer Price and (2) the number of shares of restricted stock held pursuant to the applicable award.

Section 14(f) Information Statement

The Information Statement is being furnished to the Company’s shareholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, in connection with TEL’s right (after acquiring a majority of the

Shares, determined on a fully diluted basis, pursuant to the Offer) to designate persons to the Company’s Board of Directors other than at a meeting of the shareholders after acquiring a majority of the Shares on a fully diluted basis pursuant to the Offer.

Top-Up Option

The Company has granted to Purchaser, subject to certain conditions, an option that is irrevocable during the term of the Merger Agreement (the “Top-Up Option”) to purchase, at a price per Share equal to the Offer Price, an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser, TEL and their related organizations (as defined in Section 302A.011, Subd. 25 of the MBCA) pursuant to the Offer or otherwise, will constitute one Share more than 90% of the issued and outstanding Shares (calculated on a fully-diluted basis as provided in the Merger Agreement). The Top-Up Option is intended to expedite the timing of the completion of the Merger by effecting the Merger pursuant to Minnesota’s “short form” merger statute. However, the Top-Up Option is not exercisable (a) to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed the Company’s then authorized and unissued Shares or (b) unless immediately after the exercise and issuance of Shares pursuant to the Top-Up Option, Purchaser, TEL and their related organizations would hold of record at least 90% of the Shares outstanding (after giving effect to the issuance of the Shares in respect of the Top-Up Option). Further, Purchaser may only exercise the Top-Up Option if all of the conditions to the Offer have been satisfied or waived and Purchaser has accepted for payment all Shares validly tendered in the Offer and not properly withdrawn.

Assuming no outstanding Company stock options are exercised, based on the 39,329,304 Shares outstanding as of August 23, 2012, the maximum number of Shares that we may issue pursuant to the Top-Up Option is 10,670,696 Shares. Accordingly, because of the limited number of Shares that are authorized and issuable by us, the Top-Up Option may only be exercised if, after giving effect to all Shares tendered and not validly withdrawn in the Offer, Purchaser, TEL and their related organizations own at least 87.3% of the Shares outstanding.

Vote Required to Approve the Merger and Section 302A.621 of the MBCA

The Company’s Board has approved the Offer, the Merger and the Merger Agreement in accordance with the MBCA. Under Section 302A.621 of the MBCA, if Purchaser, TEL and their related organizations acquire, pursuant to the Offer or otherwise, including the Top-Up Option, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s shareholders as a “short-form” merger. If Purchaser, TEL and their related organizations acquire less than 90% of the outstanding Shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding Shares of Common Stock (including the Shares owned by Purchaser, TEL and their related organizations) will be required under the MBCA to effect the Merger.

State Takeover Laws

The Company is incorporated under the laws of the State of Minnesota. Section 302A.673 of the MBCA provides that an issuing public corporation, such as the Company, generally may not engage in certain business combinations with any person that becomes an interested shareholder by acquiring beneficial ownership of 10% or more of the voting stock of that corporation for a period of four years following the date that the person became an interested shareholder. However, because the Company’s Board and the Special Committee have each approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Section 302A.673 of the MBCA are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Company opted out of the control share acquisition provisions of Section 302A.671 of the MBCA in the Company Charter.

Takeover Disclosure Law

The Minnesota Takeover Disclosure Law (the “Takeover Disclosure Statutes”), Minnesota Statutes Sections 80B.01-80B.13, by its terms requires the filing of a registration statement (the “Minnesota Registration Statement”) with specified disclosures with the Minnesota Commissioner of Commerce (the “Commissioner of Commerce”) with respect to any tender offer for shares of a corporation, such as the Company, that (a) has its principal place of business or principal executive office in Minnesota, or owns and controls assets in Minnesota having a fair market value of at least $1,000,000 and (b) has a certain number or percentage of shareholders resident in Minnesota or a specified percentage of its shares owned by Minnesota residents. Purchaser filed the Minnesota Registration Statement with the Commissioner of Commerce on August 24, 2012.

Although the Commissioner of Commerce does not have an approval right with respect to the Offer, the Commissioner of Commerce will review the Minnesota Registration Statement for the adequacy of disclosure and is empowered to suspend summarily the Offer in Minnesota within three business days of the filing if the Commissioner of Commerce determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide adequate disclosure under the Takeover Disclosure Statutes. If this summary suspension occurs, the Commissioner of Commerce must hold a hearing within ten calendar days of the summary suspension to determine whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner of Commerce takes action to suspend the effectiveness of the Offer, this action may have the effect of significantly delaying the Offer. In filing the Minnesota Registration Statement, Purchaser does not concede that some or all of the provisions of the Takeover Disclosure Statutes are applicable, valid, enforceable or constitutional.

“Fair Price” Provision

Section 302A.675 of the MBCA provides that an offeror generally may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the offeror’s last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. The provision described above does not apply if the proposed acquisition of shares is approved, before the purchase of any shares by the offeror pursuant to the earlier takeover offer, by a committee of the board of directors of the corporation, comprised solely of directors who: (a) are not, nor have been in the preceding five years, officers or directors of the corporation or a related organization, (b) are not the offerors in the takeover offer or any affiliates or associates of the offeror, (c) were not nominated for election as directors by the offeror or any affiliates or associates of the offeror and (d) were directors at the time of the first public announcement of the earlier takeover offer or were nominated, elected, or recommended for election as directors by a majority of the directors who were directors at that time. On August 12, 2012, the Special Committee approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, on the terms and subject to the conditions set forth in the Merger Agreement; therefore, the restrictions of Section 302A.675 of the MBCA are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger.

Dissenters’ Rights

No dissenters’ rights are available in connection with the Offer. However, under the MBCA, shareholders who do not sell their Shares in the Offer will have the right, by fully complying with the applicable provisions of Sections 302A.471 and 302A.473 of the MBCA, to dissent with respect to the Merger and to receive payment in cash for the “fair value” of their Shares after the Merger is completed. The term “fair value” means the value of the Shares immediately before the Effective Time and may be less than, equal to or greater than the Offer Price. The Merger Agreement provides that if any demand for fair value is made of dissenting shares and the Top-Up

Option was exercised prior to the Effective Time, then for purposes of determining the fair value of any dissenting shares, the cash received and/or value of the promissory note received by the Company in payment of the exercise price of the Top-Up Option will be treated as if it had not been paid to or received by the Company and the Shares issued upon exercise of the Top-Up Option will be treated as if they were not issued or outstanding.

To be entitled to payment, the dissenting shareholder seeking dissenters’ rights must not accept the Offer. In addition, if a vote of shareholders is required to approve the Merger under the MBCA, a dissenting shareholder also (a) must file with the Company, prior to the vote on the Merger, a written notice of intent to demand payment of the fair value of the dissenting shareholder’s Shares, (b) must not vote in favor of the Merger and (c) must satisfy the other procedural requirements of the MBCA. Any shareholder contemplating the exercise of dissenters’ rights should review carefully the provisions of Sections 302A.471 and 302A.473 of the MBCA, particularly the procedural steps required to perfect such rights, and should consult legal counsel. Dissenters’ rights will be lost if the procedural requirements of the statute are not fully and precisely satisfied.

If a vote of the Company’s shareholders is required to approve the Merger under the MBCA, the notice and information statement for the special meeting of the shareholders will again inform each shareholder of record as of the record date of the meeting of the shareholders (excluding persons who tender all of their Shares pursuant to the Offer if such Shares are purchased in the Offer) of their dissenters’ rights and will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares. If a vote of the Company’s shareholders is not required to approve the Merger, the Surviving Corporation will send a notice to those persons who are shareholders of the Surviving Corporation immediately prior to the Effective Time which, among other things, will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares.

Dissenters’ rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if the Merger is consummated. Shareholders who will be entitled to dissenters’ rights in connection with the Merger will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith before such shareholders have to take any action relating thereto.

The foregoing summary of the rights of dissenting shareholders under the MBCA does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights under the MBCA. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the MBCA.

Antitrust Laws

United States

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied.

It is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension of the waiting period) applicable to the purchase of Shares pursuant to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by TEL, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional documentary material or information (a “Second Request”), the waiting period with respect to the Offer would be extended until ten calendar days following the date of substantial compliance by TEL with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the waiting period could be extended only by court order or with consent of TEL. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expired or was terminated.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s proposed acquisition of the Company. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of those Shares, or the divestiture of substantial assets of Purchaser, the Company, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

TEL and Purchaser filed their Premerger Notification and Report Form on August 24, 2012 and the Company anticipates filing its Premerger Notification and Report Form on August 27, 2012.

Foreign Antitrust Laws.

As described below, it is also a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that required approvals in respect of the transactions contemplated by the Merger Agreement shall have been obtained under the German Act Against Restraint of Competition, the Taiwan Fair Trade Act and Israel’s Restrictive Trade Practices Law. Purchaser and the Company have agreed to make the requisite filings under the German Act Against Restraints of Competition, the Taiwan Fair Trade Act and Israel’s Restrictive Trade Practices Law. Other than a post-consummation of the Offer filing required under the Korean Monopoly Regulation and Fair Trade Act described below, the Company is not aware, and the Purchaser has advised the Company that it is not aware, of any other applicable restrictions or requirements under antitrust or other competition laws of jurisdictions other than the United States, Germany, Taiwan, Israel and Korea. If any other foreign antitrust laws are applicable to the Offer or the Merger, the Company and Purchaser intend to promptly make any filings required thereunder and, subject to the terms and conditions of the Merger Agreement, take such other actions to enable consummation of the Offer and the Merger. If those approvals are not obtained, Purchaser may not be obligated to consummate the Offer or the Merger.

German Antitrust Laws. The Act Against Restraints of Competition requires TEL and the Company to file a notification with the Federal Cartel Office (“FCO”) and provides that the acquisition of Shares pursuant to the Offer shall not be consummated until a one-month waiting period has expired without the FCO having cleared the concentration or initiated the an-depth investigation. In the event of an in-depth investigation, the acquisition of Shares pursuant to the Offer may be consummated if a waiting period of four months, from submission of a complete notification to the FCO, has expired unless the FCO has cleared the concentration or the four-month period has been extended further. TEL submitted the filing in Germany on August 23, 2012. Unless an in-depth investigation is initiated or the FCO has cleared the concentration earlier, the waiting period under the Act Against Restraints of Competition will normally expire on September 24, 2012.

Taiwan Antitrust Laws. Under Taiwan’s Fair Trade Act (“FTA”) and its related enforcement rules, the acquisition of Shares pursuant to the Offer may be consummated if the acquisition is approved by the Taiwan Fair Trade Commission (“TFTC”), either by written approval or the expiration of a 30-day waiting period commenced by the filing by TEL of a complete notification (the “Taiwan Notification”) with respect to the Offer and the TFTC accepting the filing as complete. The TFTC may shorten or extend the period as it considers necessary. For an in-depth investigation the TFTC may extend the review period for up to 30 days. If the TFTC initiates an in-depth investigation, the acquisition of Shares under the Offer may be consummated if the acquisition is approved in writing by the TFTC, unless the TFTC notifies TEL that the acquisition satisfies the conditions for a prohibition and may not be consummated. TEL submitted the Taiwan Notification on August 24, 2012. Unless the TFTC requests additional information or initiates an in-depth investigation, the waiting period under the FTA will normally expire on September 24, 2012.

Israel Antitrust Laws. The Restrictive Trade Practices Law 5748-1988 and the regulations promulgated thereunder require the filing of a notice of merger by each party to the Merger with the Restrictive Trade Practices Commissioner where the applicable criteria are met. Within 30 days of receiving such notice of merger from the parties to the Merger, the Restrictive Trade Practices Commissioner will notify the parties that it either (a) objects to the Merger; (b) consents to the Merger (which approval may be subject to certain conditions); or (c) will require additional information or an extension of time to properly review the transactions. The consent of the Restrictive Trade Commissioner must be received prior to closing the Merger. TEL and the Company each filed a notice of merger under the Restrictive Trade Practices Law on August 23, 2012. Unless an in-depth investigation is initialized, the waiting period under the Restrictive Trade Practices Law 5748-1988 will expire on September 23, 2012.

Korean Antitrust Laws. Under the Monopoly Regulation and Fair Trade Act, as amended, and related rules and regulations (“MRFTA”) that have been issued by the Korea Fair Trade Commission (the “KFTC”), certain transactions, including the consummation of the Offer, constitute a notifiable transaction requiring filing of a notification within 30 calendar days therefrom and will be subject to review, after consummation of the Offer, under the MRFTA. Under the provisions of the MRFTA, the initial review period is 30 days, which may be extended by up to an additional 90 days if the KFTC has serious doubts whether a notified transaction will have an anti-competitive effect in Korea. If the KFTC concludes that the transaction has an anti-competitive effect in Korea, it could require a remedy such as the divestiture of Shares acquired by the Purchaser or, as a condition to clearance, the divestiture of substantial assets of TEL or its subsidiaries. Although we believe that consummation of the Offer will not have an anti-competitive effect in Korea, there can be no assurance that a challenge to the Offer will not be made by the KFTC or, if a challenge is made, what the result will be. TEL anticipates that it will file all documentation required by MRFTA shortly after consummation of the Offer. However, neither the Offer nor the Merger are conditioned on obtaining any approvals from the KFTC.

National Security Regulations

The Foreign Investment and National Security Act of 2007 (“Exon-Florio”) empowers the President of the United States of America to review and, if necessary, prohibit or suspend an acquisition of, or investment in, a U.S. company by a “foreign person” if the President, after investigation, determines that the foreign person’s control threatens to impair the national security of the United States. Pursuant to Exon-Florio, the Committee on Foreign Investment in the United States (“CFIUS”) has been delegated the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations, require mitigation measures and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions. A party or parties to a transaction may, but are not required to, submit to CFIUS a voluntary notice of the transaction, except in limited circumstances, which do not apply in this case. CFIUS also has the power to initiate reviews on its own in the absence of a voluntary notification. The Company and TEL anticipate filing a voluntary notice with CFIUS pursuant to Exon-Florio and its implementing regulations on August 27, 2012.

Financial Projections

In connection with the sale process, the Company provided to TEL and Barclays certain projected and budgeted financial information concerning the Company. The Company’s internal financial forecasts are prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

The projections reflect numerous estimates and assumptions made by the Company’s management, with respect to general business, economic, industry, market and financial conditions and other matters. These estimates and assumptions regarding future events are difficult to predict, and many are beyond the Company’s control. Accordingly, there can be no assurance that the estimates and assumptions made by the Company in preparing the projections will be realized and actual results may be materially greater or less than those contained in the projections below. These projections constitute forward-looking information and are subject to various risks and uncertainties, including the risks set forth in the Company’s periodic reports on Form 10-K and 10-Q filed with the SEC. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.

The inclusion of certain projections in this Statement should not be regarded as an indication that the Company or Barclays or their respective affiliates or representatives (including their advisors) consider the projections to be necessarily material or predictive of actual future events, and the projections should not be relied upon as such. The projections in this Statement are being provided in this Statement only because the Company made them available to TEL and Barclays, along with various updated financial information provided by the Company, in connection with the process of selling the Company and because they were relied upon by Barclays in performing its financial analysis to formulate the fairness opinion delivered to the Company’s Board. The projections in this Statement are not being included to influence a shareholder’s decision whether to tender Shares in the Offer. None of the Company, Barclays or any of their respective affiliates or representatives (including their respective advisors) makes any representation to any person regarding the projections by virtue of their inclusion in this Statement, and none of them intends to update or otherwise revise the events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. In this regard, holders of the Shares are cautioned not to place undue reliance on these projections.

The projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger. The projections were provided to TEL on January 3, 2012. There can be no assurance that the announcement of the Offer and the Merger will not cause customers of the Company to delay or cancel purchases of the Company’s products and services pending the consummation of the Offer and the Merger or the clarification of TEL’s intentions with respect to the conduct of the Company’s business thereafter. Any such delay or cancellation of customer sales is likely to affect adversely the ability of the Company to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

The Company’s management did not prepare the financial projections below with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. Generally Accepted Accounting Principles, and the Company’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Statement, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the projections, and accordingly assume no responsibility for them.

The financial projections that the Company provided to TEL included the following (in thousands) (the “2012–2015 Forecast”):

	FY 2012 Forecasted	FY 2013 Forecasted	FY 2014 Forecasted	FY 2015 Forecasted
Revenue	$148,300	$187,300	$227,600	$278,000

Cost of Goods Gold	88,337	104,275	124,003	147,920

Gross Margin	$59,963	$83,025	$103,597	$130,080

Total Operating Expenses	$43,780	$54,645	$65,285	$78,000

Operating Income	$16,183	$28,380	$38,312	$52,080

Interest and Other Income	200	300	350	400

Net Income	$16,383	$28,680	$38,662	$52,480

Opinion of the Company’s Financial Advisor

The Company engaged Barclays to act as our financial advisor in connection with a possible sale transaction. In connection with its review of the proposed Offer and Merger, the Board requested Barclays to render an opinion to the Board with respect to the fairness, from a financial point of view, to the Company’s shareholders (other than TEL, Purchaser and their respective affiliates) of the consideration to be paid to such shareholders in the proposed transaction. On August 12, 2012, at a meeting of the Board held to evaluate the proposed transaction, Barclays rendered its oral opinion (which was subsequently confirmed by a written opinion dated August 13, 2012) to the Board that, as of the date of its opinion and based upon and subject to the qualifications, limitations and assumptions stated in its written opinion, the consideration to be paid to the shareholders of the Company (other than TEL and Purchaser and their respective affiliates) in the Offer and Merger is fair, from a financial point of view, to such shareholders.

The full text of Barclays’ written opinion is attached as Annex II to this Statement. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the written opinion carefully in its entirety. The following is a summary of Barclays’ written opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the written opinion.

Barclays’ written opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, is addressed to the Board, addresses only the fairness, from a financial point of view, of the consideration to be offered to the shareholders of the Company and does not constitute a recommendation to any shareholder of the Company as to whether or not such shareholder should tender the Shares pursuant to the Offer or how such shareholder should vote or act with respect to the proposed transaction or any other matter. The terms of the proposed transaction were determined through arm’s-length negotiations between the Company and TEL and were unanimously approved by the Board. Barclays did not recommend any specific form of consideration to the Company or that any specific form of consideration constituted the only appropriate consideration for the proposed transaction. Barclays was not requested to address, and its written opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the proposed transaction. In addition, Barclays expressed no opinion on, and its does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the consideration to be offered to the shareholders of the Company in the proposed transaction. No limitations were imposed by the Board upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed the Merger Agreement and the specific terms of the proposed transaction;

•

reviewed and analyzed publicly available information concerning the Company that Barclays believed to be relevant to its analysis, including the Company’s Annual Report on Form 10-K for the fiscal year ended August 27, 2011 and Quarterly Reports on Form 10-Q for the fiscal quarters ended November 26, 2011, February 25, 2012 and May 26, 2012;

•

reviewed and analyzed financial and operating information with respect to the business, operations and prospects of the Company furnished to Barclays by the Company, including financial projections prepared by management of the Company;

•	reviewed and analyzed a trading history of the Shares from August 10, 2002 to August 10, 2012 and a comparison of that trading history with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the historical financial results and present financial condition of the Company with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Barclays deemed relevant;

•	had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects; and

•	undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information. Barclays also relied upon the assurances of management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the Company’s future financial performance and that the Company would perform in accordance with such projections. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of the Company and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Barclays assumed no responsibility for updating or revising its written opinion based on events or circumstances that may have occurred after the date of its opinion.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the Shares but rather made its determination as to fairness, from a financial point of view, to the Company’s shareholders of the consideration to be offered to such shareholders in the proposed transaction on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays in preparing its written opinion to the Board. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the proposed transaction. None of the Company, TEL, Purchaser, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

52-Week Share Price Analysis

To illustrate the trend in the historical trading prices of the Shares, Barclays considered historical data with regard to the trading prices of the Shares over the 52 weeks prior to the announcement of the proposed transaction. During such period, the trading price of the Shares ranged from $1.74 to $5.20.

Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to the Company with selected companies that Barclays, based on its experience in the semiconductor capital equipment industry, deemed comparable to the Company. The selected comparable companies were:

Large Cap Companies	Small / Mid Cap Companies
Applied Materials, Inc.	ASM International N.V.
KLA-Tencor Corporation	Axcelis Technologies, Inc.
Lam Research Corporation	Dainippon Screen Mfg. Co., Ltd.
Tokyo Electron Limited	Mattson Technology, Inc.
Ultratech, Inc.

Barclays calculated and compared various financial multiples and ratios of the Company and the selected comparable companies. As part of its comparable company analysis, Barclays calculated and analyzed each company’s ratio of its current stock price to its calendar year 2012 and 2013 estimated earnings per share (commonly referred to as a price earnings ratio, or P/E), and each company’s enterprise value, or EV, as a multiple of its calendar year 2012 and 2013 estimated revenue and its calendar year 2012 and 2013 earnings before interest, taxes, depreciation and amortization, or EBITDA. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data (including FactSet, a subscription-based data source containing historical and estimated financial data) and closing prices, as of August 10, 2012, the last trading date prior to the delivery of Barclays’ written opinion. The results of this comparable company analysis are summarized below:

	P / E		EV / Revenue		EV / EBITDA
	CY 2012E	CY 2013E	CY 2012E	CY 2013E	CY 2012E	CY 2013E
Large Cap Companies
High	25.7x	18.2x	2.33x	2.24x	8.2x	7.3x
Mean	17.0x	13.0x	1.35x	1.27x	6.4x	5.6x
Median	15.1x	11.6x	1.20x	1.14x	6.6x	6.1x
Low	11.9x	10.5x	0.68x	0.54x	4.3x	3.0x
Small / Mid Cap Companies
High	20.0x	16.2x	3.08x	2.74x	12.4x	9.9x
Mean	17.7x	13.1x	1.03x	0.92x	9.2x	6.9x
Median	17.7x	13.7x	0.41x	0.37x	9.2x	6.2x
Low	15.4x	9.3x	0.21x	0.19x	5.9x	4.6x
Overall
High	25.7x	18.2x	3.08x	2.74x	12.4x	9.9x
Mean	17.2x	13.0x	1.19x	1.09x	7.3x	6.2x
Median	15.4x	12.0x	0.74x	0.65x	6.6x	6.2x
Low	11.9x	9.3x	0.21x	0.19x	4.3x	3.0x

Barclays selected the comparable companies listed above because of similarities in one or more business or operating characteristics with the Company. However, because no comparable company is exactly the same as the Company, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between the Company and the companies included in the comparable company analysis. Based upon these judgments, Barclays selected ranges of multiples for the Company and applied such ranges to the management projections to calculate ranges of implied value per Share. The following table summarizes the result of these calculations:

	Selected Multiple Range	Implied Value Per Share
P / E CY 2012E	10.0x – 12.5x	$4.92 – $6.15
P / E CY 2013E	7.5x – 10.0x	$6.01 – $8.02
EV / Revenue CY 2012E	0.4x – 0.9x	$2.90 – $4.82
EV / Revenue CY 2013E	0.4x – 0.8x	$3.31 – $5.24
EV / EBITDA CY 2012E	4.0x – 6.0x	$3.56 – $4.65
EV / EBITDA CY 2013E	3.5x – 5.0x	$4.32 – $5.56

Barclays noted that on the basis of the comparable company analysis, the transaction consideration of $6.20 per Share was (i) above the ranges of implied value per Share calculated using estimated calendar year 2012 earnings per share, estimated calendar year 2012 and 2013 revenue and estimated calendar year 2012 and 2013 EBITDA and (ii) within the range of implied value per Share calculated using estimated calendar year 2013 earnings per share.

Discounted Equity Value Analysis

Barclays performed a discounted equity value analysis with respect to the Company using the management projections. Pursuant to this analysis, Barclays calculated a range of prices at which the Shares might trade at the end of 2013 if the Shares then traded at prices representing forward P/E multiples of between 5.0x and 7.0x the projected earnings per Share for calendar year 2014 based on the management projections. The forward multiples were based on the Company’s current and one-year historical average forward P/E multiples. The implied Share prices at the end of 2013 that were generated through this analysis were then discounted to reflect a range of implied value per Share using a cost of equity discount rate of 14.5%, which reflected the Company’s cost of equity.

This analysis implied a range of value per Share of $4.37 to $7.14. Barclays noted that on the basis of the discounted equity value analysis, the transaction consideration of $6.20 per Share was within the range of implied value per Share.

Discounted Cash Flow Analysis

In order to estimate the present value of the Shares, Barclays performed a discounted cash flow analysis of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of the Company using the discounted cash flow method, Barclays added (i) the Company’s projected after-tax unlevered free cash flows for the remaining fiscal year 2012 through fiscal year 2014 based on management projections to (ii) the “terminal value” of the Company as of the end of fiscal year 2014, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest, tax expense and amortization and subtracting capital expenditures and adjusting for changes in working capital. The residual value of the Company at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal value multiples of 3.5x to 5.0x, which were derived by analyzing the results from the comparable company analysis and applying such range to the management projections. The range of after-tax discount rates of 13.0% to 16.0% was selected based on an analysis of the weighted average cost of capital of the Company and the comparable companies. In addition, Barclays also took into account the Company’s net operating losses, which were estimated by the Company’s management to be approximately $165.9 million at the end of fiscal year 2011. Barclays then calculated a range of implied value per Share by subtracting estimated net debt as of May 26, 2012 from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of Shares.

This analysis implied a range of value per Share of $5.51 to $7.26. Barclays noted that on the basis of the discounted cash flow analysis, the transaction consideration of $6.20 per Share was within the range of implied value per Share.

Precedent Transactions Analysis

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. In choosing the selected transactions, Barclays focused on transactions involving target companies in the semiconductor capital equipment sector since January 1, 2007 for which data was publicly available (including FactSet). Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to the Company with respect to the business mix, margins and other characteristics of their businesses. Barclays reviewed the following transactions:

Announcement Date	Acquiror	Target
3/16/2012	Tokyo Electron Limited	NEXX Systems, Inc.
12/14/2011	Lam Research Corporation	Novellus Systems, Inc.
5/3/2011	Applied Minerals, Inc.	Varian Semiconductor Equipment Associates, Inc.
12/6/2010	Advantest Corporation	Verigy Ltd.
11/18/2010	Verigy Ltd.	LTX-Credence Corporation
11/17/2009	Applied Materials, Inc.	Semitool, Inc.
12/8/2008	Cohu, Inc. / Delta Design	Rasco GmbH
9/2/2008	Teradyne, Inc.	Eagle Test Systems, Inc.
6/26/2008	Orbotech Ltd.	Photon Dynamics, Inc.
6/23/2008	LTX Corporation	Credence Systems Corporation
2/21/2008	KLA-Tencor Corporation	ICOS Vision Systems Corporation N.V.
2/12/2008	Sumitomo Heavy Industries Ltd. and TPG Capital	Axcelis Technologies, Inc.
12/12/2007	Teradyne, Inc.	Nextest Systems Corporation
12/10/2007	Lam Research Corporation	SEZ Group
1/8/2007	KLA-Tencor Corporation	Therma-Wave Corporation

Barclays calculated and compared various financial multiples and ratios of the Company and the target companies in the selected precedent transactions. As part of its precedent transactions analysis, Barclays calculated and analyzed each target company’s enterprise value as a multiple of the last 12 months (“LTM”) revenue and EBITDA. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data (including FactSet). The results of this precedent transactions analysis are summarized below:

	EV /LTM Revenue	EV / LTM EBITDA
High	4.46x	14.1x
Mean	2.16x	7.8x
Median	2.09x	7.7x
Low	0.40x	4.0x

The reasons for and the circumstances surrounding each of the precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the precedent transactions analysis. Accordingly, Barclays believed that a purely quantitative precedent transactions analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning differences between the characteristics of the precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and the Company. Based upon these judgments, Barclays selected ranges of multiples for the Company and applied such ranges to the management projections to calculate ranges of implied value per Share. The following table summarizes the result of these calculations:

	Selected Multiple Range	Implied Value Per Share
EV / LTM Revenue	1.0x – 2.0x	$4.56 – $7.67
EV / LTM EBITDA	8.0x – 10.0x	$4.34 – $5.06

Barclays noted that on the basis of the precedent transactions analysis, the transaction consideration of $6.20 per Share was within the range of implied value per Share calculated using LTM revenue and above the range of implied value per Share calculated using LTM EBITDA.

Premiums Paid Analysis

In order to assess the premium offered to the shareholders of the Company in the proposed transaction relative to the premiums offered to shareholders in other transactions, Barclays reviewed the premium paid in all technology transactions, excluding leveraged buy-outs, valued between $200 million and $700 million from January 1, 2010 to August 10, 2012. For each transaction, Barclays calculated the premium per share paid by the acquirer by comparing the announced transaction value per share to the target company’s (i) closing price on the last trading day prior to the announcement of the transaction; (ii) average closing price for the 30 calendar days prior to the announcement of the transaction; and (iii) high closing price for the 52 weeks prior to the announcement of the transaction. The results of this premiums paid analysis are summarized below:

Median Transaction Premium to Stock Price
1-Day	32.4%
30-Day Average	36.0%
52-Week High	12.3%

The reasons for and the circumstances surrounding each of the transactions analyzed in the transaction premium analysis were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the transaction premium analysis. Accordingly, Barclays believed that a purely quantitative transaction premium analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning the differences between the characteristics of the selected transactions and the proposed transaction which would affect the acquisition values of the target companies and the Company. Based upon these judgments, Barclays selected ranges of premiums to the closing price of the Shares on August 10, 2012, the last trading day prior to the announcement of the proposed transaction, to calculate ranges of implied value per Share. The following summarizes the result of these calculations:

	Selected Premium Range	Implied Value Per Share
1-Day	25.0% – 35.0%	$5.05 – $5.45
30-Day Average	30.0% – 40.0%	$4.76 – $5.13
52-Week High	10.0% – 15.0%	$5.72 – $5.98

Barclays noted that on the basis of the premiums paid analysis, the transaction consideration of $6.20 per Share was above the ranges of implied value per Share calculated using the 1-day premium, the 30-day average premium and the 52-week high premium.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Board selected Barclays because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the proposed transaction.

Barclays is acting as financial advisor to the Company in connection with the proposed transaction. As compensation for its services in connection with the proposed transaction, the Company has agreed to pay Barclays a transaction fee of $3,535,000, $750,000 of which became payable upon the delivery of Barclays’ written opinion, and the remainder of which will become payable upon the consummation of the proposed transaction. In addition, the Company has agreed to reimburse Barclays for its reasonable expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by the Company and the rendering of Barclays’ opinion. Barclays has not performed investment banking and financial services for the Company or TEL in the past, but it may perform such services in the future, and would expect to receive customary fees for such services.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effective transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and TEL for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Litigation Related to the Offer and Merger

Following the announcement of the Merger Agreement, the following putative stockholder class action complaints relating to the Offer and the Merger were commenced.

On August 15, 2012, shareholder Barry Bragger commenced a lawsuit on behalf of himself and a putative class of public FSI shareholders (the “Bragger Complaint”) in Carver County District Court of the State of Minnesota. The Bragger Complaint alleges claims for breach of fiduciary duties against FSI’s directors (the “Individual Defendants”), and claims against FSI, TEL and Purchaser (collectively with the Individual Defendants, the “Defendants”) for aiding and abetting the Individual Defendants’ breach of fiduciary duties, in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger). The Bragger Complaint seeks, among other relief, declaratory and injunctive relief, including an order (a) enjoining the Defendants from finalizing the Offer and consummating the proposed transactions and (b) rescinding the Merger Agreement or any actions taken under the terms of the Merger Agreement. The Bragger Complaint further seeks fees and costs, including attorneys’ and experts’ fees. The Bragger Complaint is captioned Bragger v. Donald S. Mitchell et al. The foregoing description is qualified in its entirety by reference to the Bragger Complaint which is filed as Exhibit (a)(5)(B) to this Statement and incorporated herein by reference.

On August 17, 2012, shareholder Elizabeth Kuzio filed a complaint brought on behalf of herself and a putative class of public FSI shareholders and nominally on behalf of FSI (the “Kuzio Complaint”) in Carver County District Court of the State of Minnesota. The Kuzio Complaint purports to allege claims on behalf of the putative class for breach of fiduciary duties against the Individual Defendants, for aiding and abetting against TEL, and for equitable relief under Section 302A.467 of the MBCA against the Individual Defendants and TEL. The Kuzio Complaint also purports to assert claims derivatively on behalf of FSI for breach of fiduciary duties, corporate waste and abuse of control against the Individual Defendants. The Kuzio Complaint seeks, among other relief, declaratory and injunctive relief, including an order (a) enjoining the Defendants from consummating the proposed transaction and (b) rescinding the Merger Agreement, the proposed transactions, or any of the terms thereof. The Kuzio Complaint further seeks fees and costs, including attorneys’ and experts’ fees. The Kuzio Complaint is captioned Kuzio v. Donald S. Mitchell et al., Case Number 10-CV-12-1118. The foregoing description is qualified in its entirety by reference to the Kuzio Complaint which is filed Exhibit (a)(5)(C) to this Statement and incorporated herein by reference.

On August 20, 2012, shareholder Tom Hoffman filed a complaint brought on behalf of himself and a putative class of public FSI shareholders and nominally on behalf of FSI (the “Hoffman Complaint”) in Carver County District Court of the State of Minnesota. The Hoffman Complaint purports to allege claims on behalf of the class for breach of fiduciary duties against the Individual Defendants, a claim for aiding and abetting against TEL, and a claim for equitable relief under Section 302A.467 of the MBCA against the Individual Defendants and TEL. The Hoffman Complaint also purports to assert claims derivatively on behalf of FSI for breach of fiduciary duties, corporate waste and abuse of control against the Individual Defendants. The Hoffman Complaint seeks, among other relief, declaratory and injunctive relief, including an order (a) enjoining the Defendants from consummating the proposed transaction and (b) rescinding the Merger Agreement, the proposed transactions, or any of the terms thereof. The Hoffman Complaint further seeks fees and costs, including attorneys’ and experts’ fees. The Hoffman Complaint is captioned Hoffman v. Donald S. Mitchell et al., Case Number 10-CV-12-1122. The foregoing description is qualified in its entirety by reference to the Hoffman Complaint which is filed as Exhibit (a)(5)(D) to this Statement and incorporated herein by reference.

Forward-Looking Statements

This Statement contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements in this Statement include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; information regarding the financial projections of the Company; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of FSI’s shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause FSI’s actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in FSI’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Copies of FSI’s filings with the SEC may be obtained at the “Investors” section of FSI’s website at www.fsi-intl.com or on the on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date of this Statement and neither TEL nor FSI assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise, except as required by law.

Item 9.	Exhibits

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated August 27, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on August 27, 2012)

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on August 27, 2012)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on August 27, 2012)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on August 27, 2012)

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on August 27, 2012)

Exhibit No.	Document

(a)(1)(F)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex I hereto)*

(a)(1)(G)	Text of joint press release issued by the Company and TEL, dated August 13, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2012)

(a)(1)(H)	Text of Summary Advertisement as published in the Wall Street Journal on August 27, 2012 (incorporated by reference to Exhibit (a)(1)(G) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on August 27, 2012)

(a)(1)(I)	Text of press release of TEL announcing launch of Tender Offer, dated August 27, 2012 (incorporated by reference to Exhibit (a)(1)(H) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on August 27, 2012)

(a)(2)(A)	Letter from Donald S. Mitchell, Chairman and Chief Executive Officer of the Company, to shareholders of the Company, dated August 27, 2012

(a)(5)(A)	Opinion of Barclays Capital Inc., dated August 13, 2012 (attached hereto as Annex II)*

(a)(5)(B)	Text of Class Action Complaint, dated August 15, 2012 (Barry Bragger v. Donald S. Mitchell, et al) (incorporated by reference to Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on August 27, 2012)

(a)(5)(C)	Text of Class Action Complaint, dated August 17, 2012 (Elizabeth Kuzio v. Donald S. Mitchell, et al) (incorporated by reference to Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on August 27, 2012)

(a)(5)(D)	Text of Class Action Complaint, dated August 20, 2012 (Tom Hoffman v. Donald S. Mitchell, et al) (incorporated by reference to Exhibit (a)(5)(C) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on August 27, 2012)

(e)(1)	Agreement and Plan of Merger, dated as of August 13, 2012, between the Company, TEL, and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on August 14, 2012)

(e)(2)	Confidentiality Letter Agreement, dated as of February 21, 2012, between the Company and TEL (incorporated by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on August 27, 2012)

(e)(3)	FSI International, Inc. 1997 Omnibus Stock Plan (as amended and restated November 2004) (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed by the Company on February 11, 2005)

(e)(4)	FSI International, Inc. 2008 Omnibus Stock Plan (as amended and restated January 2012) (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed by the Company on March 29, 2012)

(e)(5)	FSI International, Inc. Employees Stock Purchase Plan (as amended and restated January 2011) (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 filed by the Company on April 5, 2011)

(e)(6)	Management Agreement, dated March 28, 2008, by and between FSI International, Inc. and Donald S. Mitchell (Substantially identical Management Agreements were entered into as of March 28, 2008 between FSI International, Inc. and each of Benno G. Sand, Patricia M. Hollister and John C. Ely. These Management Agreements have been omitted but will be filed if requested in writing by the Securities and Exchange Commission.) (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 1, 2008)

Exhibit No.	Document

(e)(7)	Severance Agreement, dated March 28, 2008, by and between FSI International, Inc. and Benno G. Sand (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 1, 2008)

(e)(8)	Employment Agreement, dated March 28, 2008, by and between FSI International, Inc. and Donald S. Mitchell (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 1, 2008)

(e)(9)	Amended and Restated Summary of Terms of Employment, dated March 28, 2008, by and between FSI International, Inc. and Donald S. Mitchell (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 1, 2008)

(e)(10)	Severance Agreement, dated March 28, 2008, by and between FSI International, Inc. and Patricia M. Hollister (A substantially identical Severance Agreement was entered into as of March 28, 2008 by and between FSI International, Inc. and John C. Ely. This Severance Agreement has been omitted but will be filed if requested in writing by the Securities and Exchange Commission.) (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 1, 2008)

(e)(11)	Employment Agreement, dated August 13, 2012, by and between FSI International, Inc. and Donald S. Mitchell (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on August 14, 2012)

(e)(12)	Employment Agreement, dated August 13, 2012, by and between FSI International, Inc. and Benno G. Sand (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on August 14, 2012)

(e)(13)	Employment Agreement, dated August 13, 2012, by and between FSI International, Inc. and Patricia M. Hollister (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Company on August 14, 2012)

(e)(14)	Employment Agreement, dated August 13, 2012, by and between FSI International, Inc. and John C. Ely (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Company on August 14, 2012)

(e)(15)	FSI International, Inc. Incentive Compensation Plan for Fiscal Year 2012 (incorporated by reference to the description set forth in Item 5.02 of the Form 8-K filed by the Company on June 19, 2012)

(e)(16)	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 filed by the Company on March 30, 2010)

(e)(17)	Articles of Amendment of Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-3 filed by the Company on March 30, 2010)

(e)(18)	Restated Bylaws of the Company (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-3 filed by the Company on March 30, 2010)

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

/s/ Donald S. Mitchell
Name: Donald S. Mitchell
Title: Chairman and Chief Executive Officer
Date: August 27, 2012

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated August 27, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on August 27, 2012)

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on August 27, 2012)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on August 27, 2012)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on August 27, 2012)

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on August 27, 2012)

(a)(1)(F)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex I hereto)*

(a)(1)(G)	Text of joint press release issued by the Company and TEL, dated August 13, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2012)

(a)(1)(H)	Text of Summary Advertisement as published in the Wall Street Journal on August 27, 2012 (incorporated by reference to Exhibit (a)(1)(G) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on August 27, 2012)

(a)(1)(I)	Text of press release of TEL announcing launch of Tender Offer, dated August 27, 2012 (incorporated by reference to Exhibit (a)(1)(H) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on August 27, 2012)

(a)(2)(A)	Letter from Donald S. Mitchell, Chairman and Chief Executive Officer of the Company, to shareholders of the Company, dated August 27, 2012

(a)(5)(A)	Opinion of Barclays Capital Inc., dated August 13, 2012 (attached hereto as Annex II)*

(a)(5)(B)	Text of Class Action Complaint, dated August 15, 2012 (Barry Bragger v. Donald S. Mitchell, et al) (incorporated by reference to Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on August 27, 2012)

(a)(5)(C)	Text of Class Action Complaint, dated August 17, 2012 (Elizabeth Kuzio v. Donald S. Mitchell, et al) (incorporated by reference to Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on August 27, 2012)

(a)(5)(D)	Text of Class Action Complaint, dated August 20, 2012 (Tom Hoffman v. Donald S. Mitchell, et al) (incorporated by reference to Exhibit (a)(5)(C) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on August 27, 2012)

(e)(1)	Agreement and Plan of Merger, dated as of August 13, 2012, between the Company, TEL, and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on August 14, 2012)

(e)(2)	Confidentiality Letter Agreement, dated as of February 21, 2012, between the Company and TEL (incorporated by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on August 27, 2012)

(e)(3)	FSI International, Inc. 1997 Omnibus Stock Plan (as amended and restated November 2004) (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed by the Company on February 11, 2005)

(e)(4)	FSI International, Inc. 2008 Omnibus Stock Plan (as amended and restated January 2012) (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed by the Company on March 29, 2012)

(e)(5)	FSI International, Inc. Employees Stock Purchase Plan (as amended and restated January 2011) (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 filed by the Company on April 5, 2011)

(e)(6)	Management Agreement, dated March 28, 2008, by and between FSI International, Inc. and Donald S. Mitchell (Substantially identical Management Agreements were entered into as of March 28, 2008 between FSI International, Inc. and each of Benno G. Sand, Patricia M. Hollister and John C. Ely. These Management Agreements have been omitted but will be filed if requested in writing by the Securities and Exchange Commission.) (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 1, 2008)

(e)(7)	Severance Agreement, dated March 28, 2008, by and between FSI International, Inc. and Benno G. Sand (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 1, 2008)

(e)(8)	Employment Agreement, dated March 28, 2008, by and between FSI International, Inc. and Donald S. Mitchell (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 1, 2008)

(e)(9)	Amended and Restated Summary of Terms of Employment, dated March 28, 2008, by and between FSI International, Inc. and Donald S. Mitchell (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 1, 2008)

(e)(10)	Severance Agreement, dated March 28, 2008, by and between FSI International, Inc. and Patricia M. Hollister (A substantially identical Severance Agreement was entered into as of March 28, 2008 by and between FSI International, Inc. and John C. Ely. This Severance Agreement has been omitted but will be filed if requested in writing by the Securities and Exchange Commission.) (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 1, 2008)

(e)(11)	Employment Agreement, dated August 13, 2012, by and between FSI International, Inc. and Donald S. Mitchell (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on August 14, 2012)

(e)(12)	Employment Agreement, dated August 13, 2012, by and between FSI International, Inc. and Benno G. Sand (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on August 14, 2012)

(e)(13)	Employment Agreement, dated August 13, 2012, by and between FSI International, Inc. and Patricia M. Hollister (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Company on August 14, 2012)

(e)(14)	Employment Agreement, dated August 13, 2012, by and between FSI International, Inc. and John C. Ely (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Company on August 14, 2012)

(e)(15)	Incentive Compensation Plan, (incorporated by reference to the description set forth in the Form 8-K filed by the Company on June 19, 2012)

(e)(16)	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 filed by the Company on March 30, 2010)

(e)(17)	Articles of Amendment of Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-3 filed by the Company on March 30, 2010)

(e)(18)	Restated Bylaws of the Company (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-3 filed by the Company on March 30, 2010)

*	Filed herewith.

ANNEX I

FSI INTERNATIONAL, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

This Information Statement is being mailed on or about August 27, 2012 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of Common Stock, no par value (the “Shares” or the “Common Stock”), of FSI International, Inc., a Minnesota corporation (the “Company,” “FSI,” “we,” “our,” or “us”). Capitalized terms used in this Information Statement and not otherwise defined herein have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Tokyo Electron Limited, a Japanese corporation (“TEL”), to the Board of Directors of the Company (the “Board” or the “Board of Directors”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of August 13, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, TEL and RB Merger Corp., a Minnesota corporation and an indirect wholly-owned subsidiary of TEL (“Purchaser”).

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Pursuant to the Merger Agreement, on August 27, 2012, Purchaser commenced a cash tender offer to purchase any and all outstanding Shares at a price of $6.20 per Share, net to the seller of such Shares in cash, without interest and less any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 27, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as exhibits to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Purchaser and TEL with the Securities and Exchange Commission (the “SEC”) on August 27, 2012. The Offer is scheduled to expire at 12:00 midnight, New York City Time, on Monday, September 24, 2012 (unless the Offer is extended), at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not withdrawn. Following the successful completion of the Offer, upon approval by a shareholder vote, if required, Purchaser will be merged with and into the Company (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which Schedule 14D-9 was filed by the Company with the SEC on August 27, 2012, and which is being mailed to shareholders of the Company along with this Information Statement.

The information contained in this Information Statement concerning TEL, Purchaser and Purchaser Designees (as defined below) has been furnished to the Company by either TEL or Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

GENERAL INFORMATION

The Common Stock is the Company’s only type of security entitled to vote at a meeting of the Company’s shareholders. As of August 23, 2012, 39,329,304 Shares were outstanding. Each Share entitles the holder thereof to one vote.

BACKGROUND INFORMATION

On August 13, 2012, the Company entered into the Merger Agreement with TEL and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will consummate the Merger under the Minnesota Business Corporation Act (the “MBCA”) and any remaining Shares of the Company not validly tendered pursuant to the Offer (other than Shares owned by Purchaser, TEL or any of its subsidiaries (including Purchaser) and Shares for which the holder thereof has properly exercised dissenter’s rights) will be cancelled and converted in the Merger into the right to receive cash in an amount equal to the Offer Price, without interest and subject to required withholding taxes, on the terms and subject to the conditions set forth in the Merger Agreement. Upon consummation of the proposed Merger, Purchaser will merge with and into the Company and will cease to exist, with the Company continuing as the surviving corporation.

There has been no change in control of the Company since the beginning of the Company’s last fiscal year.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

The Merger Agreement provides that effective upon the initial acceptance for payment by Purchaser of Shares pursuant to the Offer (the “Acceptance Time”), and from time to time thereafter up to the effective time of the Merger (the “Effective Time”), subject to payment for such Shares and the requirements of the NASDAQ Global Market and federal securities laws, TEL will be entitled to designate up to a number of directors on the Board (the “Designees”) equal to the product (rounded up to the next whole number) obtained by multiplying (i) the number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (ii) a fraction, the numerator of which is the number of Shares held by TEL and Purchaser (giving effect to the Shares purchased pursuant to the Offer), and the denominator of which is the total number of then outstanding Shares. Promptly following a request by TEL, the Company shall cause the individuals designated by TEL to be elected or appointed to the Board, including either by increasing the size of the Board or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable the individuals designated by TEL to be elected or appointed to the Board. Additionally, the Merger Agreement provides that the Company shall take all action necessary to cause the individuals so designated by TEL to constitute substantially the same percentage (rounding up where appropriate) as is on the Board on each committee of the Board to the fullest extent permitted by all applicable laws and rules of the NASDAQ Global Market. The Merger Agreement further provides that the Company shall promptly take all action required to fulfill its obligations to effect the election or appointment of Board and Board committee members as described above, including mailing the information statement with respect to the Company and its directors and officers as is required under such Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

Potential Director Designees

As of the date of this Information Statement, TEL has not determined who will be its designees to the Board. However, the designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees is currently a director of, or holds any position with, the Company. TEL has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

TEL has informed the Company that, to the best of its knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or other minor offenses) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that TEL’s and Purchaser’s designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than September 25, 2012 and that, upon assuming office, TEL’s and Purchaser’s designees will thereafter constitute at least a majority of the Board.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including, as of the date of this Information Statement, age, business address, current principal occupation or employment and five-year employment history). TEL has informed the Company that each individual is a Japanese citizen, except as set forth below. Unless otherwise noted, the business address of each Potential Designee is Akasaka Biz Tower, 3-1 Akasaka 5-Chome, Minato-ku, Tokyo 107-6325, Japan.

Hiroshi Takenaka, age 51, has been a Representative Director of TEL since 2009. Mr. Takenaka has served as President of TEL since 2009 and as its Chief Executive Officer since 2010. Mr. Takenaka has been a Corporate Director of TEL since 2007. From 2008 to 2009, Mr. Takenaka served as Senior Vice President & General Manager, SPE-2 Division, of TEL. Mr. Takenaka served as Senior Vice President & Deputy General Manager, SPE-3 Division, of TEL and General Manager of TEL’s Thermal Processing Systems Business Unit from 2007 to 2008.

Kiyoshi Sato, age 56, has been a Corporate Director of TEL since 2003. Mr. Sato served as Vice Chairman, FPD/PVE (Flat Panel Display/Photovoltaic Cell Equipment) from 2009 to 2011. From 2005 to 2009, Mr. Sato served as President and Chief Operating Officer of TEL.

Kenji Washino, age 51, is the sole Director and Chief Executive Officer and Chief Financial Officer of Purchaser. Mr. Washino has held the post of Corporate Director at TEL since 2007. Since 2009, Mr. Washino has held the position of Executive Vice President, Corporate Business Strategy, of TEL. From 2009 to 2010, Mr. Washino served as General Manager, SPE Business Strategy Division, of TEL. Mr. Washino served as Senior Vice President & Deputy General Manager, SPE-2 Division, of TEL from 2007 to 2009.

Tatsuya Nagakubo, age 48, has served as TEL’s Vice President & General Manager, Personnel Department, Human Resources Development Center, Corporate Branding Promotion Department, since 2011. Mr. Nagakubo has also served on the Board of Directors of Tokyo Electron U.S. Holdings, Inc. (“TEH”), an affiliate of TEL, since 2011. From 2010 to 2011, Mr. Nagakubo served as Director, Personnel Department, Human Resources Development Center, of TEL. Prior to that post, Mr. Nagakubo served as TEL’s Deputy General Manager, Corporate Strategic Planning Department, since 2006.

Barry Mayer, age 53, has served as President of TEH since 2007. From 1998 to 2007, Mr. Mayer served as Senior Vice President and Chief Financial Officer of Tokyo Electron America, Inc. The business address of Mr. Mayer is 2400 Grove Blvd., Austin, Texas 78741. Mr. Mayer is a citizen of the United States of America.

INFORMATION CONCERNING THE COMPANY’S DIRECTORS AND OFFICERS

Directors

The following discussion sets forth certain information about the Company’s directors.

James A. Bernards, age 65, has served as a director of the Company since July 1981. Since June 1993, Mr. Bernards has been President of Facilitation, Inc., a provider of business and financial consulting services. Mr. Bernards was President of the accounting firm of Stirtz, Bernards & Company from May 1981 to June 1993. Since 1986, Mr. Bernards has been President of Brightstone Capital, Ltd., a venture capital fund manager. The Board concluded that Mr. Bernards is qualified to serve as a director of the Company because of his extensive involvement as a consultant and director of semiconductor supply companies since 1973. He was a practicing CPA from 1973 to 1993 and has been a director of six public companies and several private companies.

Terrence W. Glarner, age 69, has served as a director of FSI since October 1988. Since February 1993, Mr. Glarner has been President of West Concord Ventures, Inc., a venture capital company. From 1982 to February 1993, Mr. Glarner was President of North Star Ventures, Inc. and North Star Ventures II, Inc., two venture capital funds. Mr. Glarner is also a director of Aetrium, Inc. and NVE Corporation. The Board has concluded that Mr. Glarner is qualified to serve as a Director of the Company because of his 35-year career as a venture capitalist; serving on numerous company Boards, private and public; as well as his academic background which includes both Juris Doctorate and Chartered Financial Analyst (CFA) degrees.

Donald S. Mitchell, age 57, was named President and Chief Executive Officer of the Company in December 1999, appointed a director in March 2000 and became Chairman of the Board on January 23, 2002. From its formation in 1998 until December 1999, he was President of Air Products Electronic Chemicals, Inc., a division of Pennsylvania-based Air Products and Chemicals, Inc. From 1991 to 1998, he served as President of Schumacher, Inc., a leading global chemical equipment and services supplier to the semiconductor industry. Mr. Mitchell served as the 1999-2000 Chairman of the Board of Directors of Semiconductor Equipment and Materials International (“SEMI”), a leading global industry trade association. The Board has concluded that Mr. Mitchell is qualified to serve as a Director of the Company given his 33 years’ experience in manufacturing, marketing, sales, development and executive management in semiconductor materials and equipment businesses, as well as his former involvement with SEMI as both director and chairman and his extensive experience in leading and managing semiconductor-related technology organizations.

David V. Smith, age 68, has served as a director of the Company since December 2005. From January 2006 to April 2008, Mr. Smith was President, Chief Executive Officer and Director of GlobiTech Holding Company, a privately-held epitaxial services company based in Sherman, Texas, until it was sold in April 2008. Mr. Smith retired as the President of TECH Semiconductor Singapore Pte. Ltd. (“TECH Semiconductor”) in June 2002. TECH Semiconductor is a joint venture DRAM memory chip manufacturing company formed by Texas Instruments, the Economic Development Board of Singapore, Canon and Hewlett-Packard. Prior to joining TECH Semiconductor, Mr. Smith served in a variety of positions with Texas Instruments, including the Managing Director of Texas Instruments Singapore and the Deputy Worldwide Memory Operations Manager of Texas Instruments Malaysia, Bipolar Operations Manager of Texas Instruments Malaysia and Discrete Operations Manager. Mr. Smith was Texas Instruments’ Korea’s Manager from 1978 to 1980. The Board has concluded that Mr. Smith is qualified to serve as a director of the Company given his strong background in the semiconductor equipment industry, serving as President of TECH Semiconductor and his semiconductor industry and international experience serving as Managing Director of Texas Instruments Singapore and Texas Instruments Malaysia.

Stanley K. Yarbro, age 62, has served as a director of FSI since August 2011. He has held technical, management and executive positions in the semiconductor equipment industry for over 25 years. Since 2004, Dr. Yarbro has been employed at Varian Semiconductor Equipment Associates, Inc., a leading supplier of implant technology and equipment to the semiconductor industry, most recently as Executive Vice President of

Worldwide Field Operations. From 1997 to 2004, Dr. Yarbro held several management positions at KLA Tencor Corporation, including Group Vice President of Worldwide Field Operations. From 1994 to 1997, Dr. Yarbro was President of Park Scientific, a venture-funded supplier of scanning probe microscopes. Dr. Yarbro has previously served on the Board of public and private companies. The Board has concluded that Dr. Yarbro is qualified to serve as a director of the Company given his executive management experience in the semiconductor equipment industry, demonstrating a solid understanding of the key technical, management and financial drivers of this industry. Dr. Yarbro has experience serving as a director for other public companies and through his worldwide field operations responsibilities at Varian and KLA has an experienced-based understanding of Asian culture and business practices. His academic background includes a B.S. in Chemistry as well as a Ph.D., in Analytical Chemistry.

None of the directors or the nominees is related to one another or to any of our executive officers. The Board has determined that each of Messrs. Bernards, Glarner, Smith and Yarbro is independent as that term is defined under the NASDAQ Global Market listing standards.

Executive Officers

The Executive Officers of the Company who are not directors are the following:

Name	Position	Age
John C. Ely	Vice President, Global Sales, Marketing and Service	53
Patricia M. Hollister	Chief Financial Officer and Assistant Secretary	52
Benno G. Sand	Executive Vice President, Business Development and Investor Relations and Secretary	58

John C. Ely was named Vice President of Global Sales, Marketing and Service in March 2009. He previously served as Executive Vice President of Global Sales and Service from May 2003 to March 2009. Mr. Ely was the Executive Vice President; President, of our SC Division from August 2000 to June 2003. Mr. Ely was the SC Division’s Sales/ Marketing/Applications Manager from 1997 to 2000; General Manager from 1995 to 1997; Product Specialist/Product Manager from 1989 to 1995; and in direct sales from 1985 to 1989. Prior to joining FSI, Mr. Ely was in sales and served as the Western Territory Manager of Galtek, a subsidiary of Entegris, Inc. Mr. Ely is a director of SCD Mountain View, Inc., one of our subsidiaries.

Patricia M. Hollister has served as Chief Financial Officer since January 1998 and as Assistant Secretary since January 2000. She was our Corporate Controller from March 1995 to January 1998. Prior to joining FSI, Ms. Hollister was employed by KPMG LLP in Minneapolis, Minnesota where she served for over 12 years on various audit and consulting engagements, most recently as a Senior Manager. Ms. Hollister is a director of various FSI-owned foreign subsidiaries, as well as NVE Corporation.

Benno G. Sand has served as Executive Vice President, Business Development and Investor Relations since January 2000. He has served as Executive Vice President since January 1992 and Secretary since March 2002. Mr. Sand also served as Chief Administrative Officer from January 1998 to December 1999, as Chief Financial Officer from October 1990 to January 1998, and as Vice President of Finance from October 1987 to January 1992. Mr. Sand is a director of various FSI-owned United States and foreign subsidiaries, as well as Apprecia and Sajan, Inc.

INFORMATION CONCERNING THE BOARD OF DIRECTORS

Board Meetings and Committees

In December 2010, upon the death of Mr. Willem Maris, the Board of Directors appointed Messrs. Bernards and Glarner to serve on the Corporate Governance and Nomination Committee and Mr. Smith was appointed chairman. During fiscal 2011, the Committee conducted a search to replace Mr. Maris. In August 2011, the Board of Directors, on the recommendation of the Committee, appointed Dr. Yarbro as a director and a member of the Corporate Governance and Nomination Committee. Messrs. Bernards and Glarner concurrently stepped down as members of the Corporate Governance and Nomination Committee. Dr. Yarbro was recommended as a director candidate by one of the current directors.

The Board, currently consisting of Messrs. Bernards, Glarner, Mitchell, Smith and Yarbro, met four times and adopted resolutions by written action four times during fiscal 2011. The Board has an Audit and Finance Committee, a Compensation Committee, and a Corporate Governance and Nomination Committee.

The Audit and Finance Committee, currently consisting of Messrs. Bernards, Glarner and Smith, met eight times and adopted resolutions by written action three times during fiscal 2011. The purpose of the Audit and Finance Committee is to oversee our accounting and financial reporting processes and the audits of our financial statements. The primary duties and responsibilities of the Audit and Finance Committee include selecting and evaluating our independent auditors and monitoring their independence; reviewing our financial reporting and disclosure matters; and overseeing certain compliance and regulatory matters.

Our Board of Directors has determined that at least one member of our Audit and Finance Committee, James A. Bernards, is an “audit committee financial expert,” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the Securities and Exchange Commission in furtherance of Section 407. Each member of the Audit and Finance Committee is independent as that term is defined under the NASDAQ Global Market listing standards, Section 301 of the Sarbanes-Oxley Act of 2002 and the rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002. The Audit and Finance Committee operates under a written charter adopted by the Board. A copy of the Audit and Finance Committee Charter, as amended to date, can be found on our website at www.fsi-intl.com.

The Compensation Committee, consisting of Messrs. Bernards and Glarner, met eight times and adopted resolutions by written action three times in fiscal 2011. Each member of the Compensation Committee is independent as that term is defined under the NASDAQ Global Market listing standards. The Compensation Committee’s functions include: reviewing and reporting to the Board on the programs for developing senior management personnel; approving and reporting to the Board the executive compensation plans and the compensation (including incentive awards) of certain executives; and reviewing and approving our incentive plans. The Compensation Committee also grants or makes recommendations to the Board concerning employee stock options and oversees our 1997 Omnibus Stock Plan, 2008 Omnibus Stock Plan and Employees Stock Purchase Plan. The Compensation Committee operates under a written charter adopted by the Board, a copy of which can be found on our website at www.fsi-intl.com.

The Corporate Governance and Nomination Committee, currently consisting of Messrs. Smith and Yarbro, met five times during fiscal 2011. Each member of the Corporate Governance and Nomination Committee is independent as that term is defined under the NASDAQ Global Market listing standards. Its functions include: evaluating and recommending qualified individuals to the Board; reviewing the qualifications of individuals for election or re-election as members of the Board; and reviewing the charters and membership of the Board’s committees and Board membership guidelines. It also oversees matters of corporate governance, including evaluation of our Board and Board committee performance and evaluation of our corporate governance guidelines. The Corporate Governance and Nomination Committee will consider persons whom shareholders recommend as candidates for election as Company directors provided shareholders follow the procedures as set forth below in the section of this Information Statement entitled “Director Nomination Process and Selection Criteria.” The Corporate Governance and Nomination Committee operates under a written charter adopted by the Board, a copy of which can be found on our website at www.fsi-intl.com.

Each committee reviews its charter annually in light of new corporate governance developments and may make additional recommendations to the Corporate Governance and Nomination Committee (if applicable) and the Board for further revisions. During fiscal 2011, each of the directors attended all meetings of the Board. During fiscal 2011, each of the directors attended all committee meetings on which he served with the exception of Mr. Bernards who missed one Audit and Finance Committee meeting.

Three directors, Messrs. Bernards, Glarner and Mitchell, attended our annual shareholders meeting in January 2011. Additional information concerning the Board, including committee charters and our Code of Business Conduct and Ethics applicable to our directors, employees and representatives, is available at www.fsi-intl.com.

Executive Sessions of Outside Directors

Our Board regularly takes time near the end of Board meetings to meet without any Company management present.

Director Nomination Process and Selection Criteria

The Corporate Governance and Nomination Committee (the “Governance Committee”) will consider properly submitted shareholder recommended candidates for membership on our Board of Directors as described below. In evaluating director nominations, the Governance Committee seeks to achieve a balance of knowledge, experience and capability.

The Governance Committee will select nominees for directors pursuant to the following process:

•	the identification of director candidates by the Governance Committee based upon suggestions from current directors and senior management and recommendations by shareholders;

•	a review of the candidates’ qualifications by the Governance Committee to determine which candidates best meet the Board’s required and desired criteria, as further described below;

•	interviews of interested candidates, among those who best meet the desired criteria, by the chairman of the Governance Committee or the entire Governance Committee;

•	a report to the Board by the Governance Committee on the selection process; and

•

formal nomination by the Governance Committee for inclusion in the slate of directors for the annual meeting of shareholders or appointment by the Board to fill a vacancy during the intervals between shareholder meetings.

The Governance Committee will reassess the qualifications of a director, including the director’s past contributions to the Board and the director’s attendance and contributions at Board and committee meetings, prior to recommending a director for re-election to another term.

The Governance Committee will consider candidates recommended by shareholders in the same manner as candidates recommended by the Governance Committee, provided shareholders follow the procedures set forth below in submitting recommendations. Shareholders who wish to recommend candidates for consideration by the Governance Committee must do so by submitting a written recommendation to:

Corporate Secretary

FSI International, Inc.

3455 Lyman Boulevard

Chaska, Minnesota 55318-3052 USA

Recommendations must be sent by certified or registered mail and received by our Corporate Secretary by September 1 of each year, for consideration at the next Annual Meeting of Shareholders. Recommendations must include the following:

•	shareholder’s name, number of shares owned, length of period held, and proof of ownership;

•	name, address, phone number and age of the candidate;

•

a resume describing, among other things, the candidate’s educational background, occupation, employment history, and material outside commitments (e.g., memberships on other Boards and committees, charitable foundations, etc.);

•	a supporting statement which describes the candidate’s reasons for seeking election to the Board and documents his or her ability to satisfy the director qualifications;

•	the candidate’s consent to a background investigation;

•	the candidate’s written consent to stand for election if nominated by the Board and to serve if elected by the shareholders; and

•	any other information that will assist the Governance Committee in evaluating the candidate.

The Corporate Secretary will promptly forward these materials to the Governance Committee Chairman and the Chairman of the Board. The Corporate Secretary will also maintain copies of these materials for two years after receipt for future reference by the Governance Committee when filling Board positions.

The Governance Committee may contact recommended candidates to request additional information necessary for its evaluation or for disclosure under applicable rules of the Securities and Exchange Commission.

Alternatively, shareholders may directly nominate a person for election to our Board by complying with the procedures set forth in our by-laws, any applicable rules and regulations of the Securities and Exchange Commission and any applicable laws.

Candidates for director nominees are reviewed in the context of the current composition of the Board, our operating requirements and the long-term interests of our shareholders.

The Governance Committee will consider, at a minimum, the following factors in recommending to our Board potential new Board members, or the continued service of existing members in addition to other factors it deems appropriate based on the current needs and desires of the Board:

•	demonstrated character and integrity; an inquiring mind; experience at a strategy/policy setting level; sufficient time to devote to the affairs of the company; high-level managerial experience;

•

whether the member/potential member is subject to a disqualifying factor, such as relationships with competitors, customers, suppliers, contractors, counselors or consultants, or recent previous employment with the Company;

•	the member or potential member’s independence;

•	whether an existing member has reached retirement age or a term limit;

•

whether the member/potential member assists in achieving a mix of Board members that represents a diversity of background and experience, including the consideration of age, gender, international background, race and specialized industry experience;

•	whether the member/potential member, by virtue of particular experience, technical expertise, or specialized skills, will add specific value as a Board member; and

•	any factors related to the ability and willingness of a new member to serve, or an existing member to continue his/her service.

In addition to the above factors, our Board has also adopted certain Board guidelines including a guideline that the Governance Committee may not recommend any person to serve as a director of the Company after such person has passed his or her 75th birthday.

Criteria and Diversity

In considering whether to recommend any candidate for inclusion in the Board’s slate of recommended director nominees, including candidates recommended by shareholders, the Governance Committee will apply certain criteria. These criteria include the candidate’s integrity, business acumen, age, experience, commitment, diligence, conflicts of interest and the ability to act in the interests of all shareholders. Our Governance Committee considers the value of diversity on the Board in the director identification and nomination process. The Governance Committee seeks nominees with a broad diversity of experience, professions, skills, geographic representation and backgrounds. The Governance Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. The Governance Committee believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities. Nominees are not discriminated against on the basis of race, religion, national origin, sexual orientation, disability or any other basis proscribed by law.

Communications with Directors

You can contact our full Board, our independent directors as a group or any of the directors by writing to our Corporate Secretary at 3455 Lyman Boulevard, Chaska, Minnesota 55318-3052 USA. All communications will be compiled by the Corporate Secretary and submitted to the addressees on a periodic basis.

Board Leadership Structure

Our Company’s Board does not have a current requirement that the roles of Chief Executive Officer and Chairman of the Board be either combined or separated, because the Board believes it is in the best interest of our Company to make this determination based on the position and direction of our Company and the constitution of the Board and management team. The Board regularly evaluates whether the roles of Chief Executive Officer and Chairman of the Board should be combined or separated. The Board has determined that having our Company’s Chief Executive Officer serve as Chairman is in the best interest of our shareholders at this time. The Chief Executive Officer is responsible for the day-to-day management of our Company and the development and implementation of our Company’s strategy, and has access to the people, information and resources necessary to facilitate Board function. Therefore, the Board believes that combining the roles of Chief Executive Officer and Chairman contributes to an efficient and effective Board. Our Governance Guidelines provide that if at any time the chairman is not an independent director, one of the independent directors shall be designated by the Board as a lead independent director. The lead independent director chairs the executive sessions of the independent directors, helps set Board agendas with the Chairman, and performs such other functions as the Board may specify. Mr. Bernards currently serves as the lead independent director of the Board.

Risk Oversight

The Company faces a variety of risks. The Board believes an effective risk management system will (i) timely identify the material risks that the Company faces; (ii) communicate necessary information with respect to material risks to senior executives and, as appropriate, to the Board or relevant Board committee; (iii) implement appropriate and responsive risk management strategies consistent with the Company’s risk profile; and (iv) integrate risk management into Company decision-making.

The Board has designated the Audit Committee to take the lead in overseeing risk management and the Audit Committee makes periodic reports to the Board regarding briefings provided by management and advisors as well as the Audit Committee’s own analysis and conclusions regarding the adequacy of the Company’s risk management processes. The Company has a risk management program implemented under the direction of the Company’s Chief Financial Officer, who reports to the Company’s Chief Executive Officer, Audit Committee and the Board on such program.

In addition to the formal compliance program, the Board encourages management to promote a corporate culture that incorporates risk management into the Company’s corporate strategy and day-to-day business operations. The Board also continually works, with the input of the Company’s executive officers, to assess and analyze the most likely areas of future risk for the Company.

DIRECTOR COMPENSATION

Before or at the beginning of each calendar year, our Compensation Committee reviews the total compensation paid to non-management directors. The purpose of the review is to ensure that the level of compensation is appropriate to attract and retain a diverse group of directors with the breadth of experience necessary to perform the Board’s duties, and to fairly compensate directors for their services. The Compensation Committee considers the time and effort required for service on the Board and on a Board committee, and reviews available Board compensation survey information for comparably-sized public companies.

For fiscal 2011, the components of compensation for our non-management directors were as follows:

September 2010— August 2011
Quarterly Retainer	$3,000
Fee for Attending Board Meeting	$1,000
Fee for Attending Committee Meeting[1]	$500

Stock Option Grants	New directors receive an initial grant of 20,000 stock options which become fully exercisable six months after the date of grant. Directors receive an annual grant of 7,500 stock options in January which become exercisable on January 1 after the date of grant.

Reimbursement of Expenses	FSI reimburses directors for travel and other reasonable out-of-pocket expenses incurred as a director or member of a committee of the Board.

[1]	If not held in conjunction with a Board meeting.

The following table summarizes the compensation earned by our non-management directors during fiscal 2011.

Director Compensation For Fiscal 2011

Name	Fees Paid in Cash ($)	Option Awards ($)[1,2]	Total ($)
James A. Bernards	$20,500	$20,475	$40,975
Terrence W. Glarner	$22,000	$20,475	$42,475
David V. Smith	$17,500	$20,475	$37,975
Stan K. Yarbro	$0	$41,600	$41,600

[1]

The amounts in this column reflect the grant date fair value (without any reduction for forfeiture assumptions related to service-based vesting conditions) in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718—Stock Compensation. The assumptions used in calculating these amounts, and the grant date fair value shown in footnote 2 to this table of awards made in fiscal 2011, are set forth in Note 10, “Stock Options” to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended August 27, 2011.

[2]

On January 19, 2011, FSI granted a stock option covering 7,500 shares to each of Messrs. Bernards, Glarner and Smith, at an exercise price of $4.06 per share, which was the closing sale price on January 19, 2011. On August 2, 2011, upon his appointment to the Board of Directors, FSI granted a stock option covering 20,000 shares to Dr. Yarbro at an exercise price of $2.85 per share, which was the closing sale price on August 2, 2011.

As of August 27, 2011, the aggregate number of exercisable and non-exercisable option shares held by each non-employee director was as follows:

Name	Number of Shares Underlying Exercisable Options at 8/27/11	Number of Shares Underlying Unexercisable Options at 8/27/11
James A. Bernards	45,000	7,500
Terrence W. Glarner	67,500	7,500
David V. Smith	42,500	7,500
Stan K. Yarbro	0	20,000

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As of August 24, 2012, we owned approximately 20 percent of the outstanding capital stock of Apprecia Technology, Inc. (“Apprecia Technology”), which distributes certain of our products in Japan. Mr. Benno G. Sand, Executive Vice President, Business Development and Investor Relations and Secretary, is a director of Apprecia Technology, serving at the request of the Company. On August 13, 2012, we provided notice to Apprecia Technology to terminate the distribution agreement. The notice of termination was effectively immediately, but subject to certain transition provisions.

During the 2011 fiscal year, we sold approximately $2,260,000 in product sales to Apprecia Technology. Sales to Apprecia Technology are made by us on commercially reasonable terms, as provided in our distribution agreement with Apprecia Technology or as negotiated for a specific order.

The Board has adopted a policy regarding transactions, other than sales in the normal course of business, between us and our affiliates, requiring that all such transactions be approved by a majority of the Board and a majority of the disinterested non-employee directors. When required, compliance with this policy is evidenced in the Company’s Board meeting minutes. The policy further provides that all such transactions be for a bona fide business purpose and be entered into on terms at least as favorable to us as could be obtained from unaffiliated independent third parties.

Various policies and procedures of our Company, including our Code of Business Conduct and Ethics, our bylaws, the Company’s Corporate Governance Guidelines and annual questionnaires completed by all of our directors and executive officers, require disclosure of and otherwise identify to the Company transactions or relationships that may constitute conflicts of interest or otherwise require disclosure under applicable Securities and Exchange Act rules as “related person transactions” between the Company or its subsidiaries and related persons. For these purposes, a related person is a director, executive officer, nominee for director, or 5% shareholder of the Company since the beginning of the last fiscal year and their immediate family members.

Although the Company’s processes vary with the particular transaction or relationship, in accordance with our Code of Business Conduct and Ethics, directors, executive officers and other Company employees are directed to inform appropriate supervisory personnel as to the existence or potential existence of such a transaction or relationship. To the extent a related person is involved in the relationship or has a material interest in the transaction, the Company’s Corporate Governance Guidelines provide that the Audit and Finance Committee is responsible for reviewing the transaction. The transaction or relationship will be evaluated by the Audit and Finance Committee, which will approve or ratify it if it is determined that the transaction or relationship is fair and in the best interests of the Company.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Section 16(a) of the Securities and Exchange Act of 1934 requires our directors, certain officers and persons who own more than 10 percent of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the Securities and Exchange Commission. These directors, officers and 10 percent shareholders are also required by the Securities and Exchange Commission’s rules to furnish us with copies of all Section 16(a) reports they file.

Specific due dates for such reports have been established by the Securities and Exchange Commission, and we are required to disclose any failure to file reports by such dates during fiscal 2011. Based solely on our review of the copies of such reports received and any amendments thereto by us and written representations from certain reporting persons, we believe that during the fiscal year ended August 27, 2011, we complied with all Section 16(a) filing requirements applicable to our officers and directors and any 10 percent shareholders with the exception of Dr. Yarbro, whose Form 4 for initial director options was filed one day late.

REPORT OF THE AUDIT COMMITTEE

Membership and Role of the Audit and Finance Committee

The Audit and Finance Committee of the Board is composed entirely of directors who are independent of management and free from any relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment as a committee member. The current members of the Audit and Finance Committee are Messrs. Bernards, Glarner and Smith. The purpose of the Audit and Finance Committee is to oversee our accounting and financial reporting processes and the audits of our financial statements. The primary duties and responsibilities of the Audit and Finance Committee include selecting and evaluating our independent auditors and monitoring their independence; reviewing our financial reporting and disclosure matters; and overseeing certain compliance and regulatory matters.

The Audit and Finance Committee operates under a written charter adopted by the Board, a copy of which can be found on our website at www.fsi-intl.com. The Audit and Finance Committee charter includes additional duties and responsibilities of the Audit and Finance Committee as required by the Sarbanes-Oxley Act of 2002, the rules promulgated by the Securities and Exchange Commission and the NASDAQ Global Market corporate governance rules.

Review of Our Audited Consolidated Financial Statements for the Fiscal Year Ended August 27, 2011

The Audit and Finance Committee has reviewed and discussed our audited consolidated financial statements for the fiscal year ended August 27, 2011 with management and with representatives of KPMG LLP, our independent registered public accountants. The Audit and Finance Committee has also discussed with KPMG LLP the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit and Finance Committee has received the written disclosures and letter from KPMG LLP regarding KPMG LLP’s independence as required by applicable requirements of the Public Accounting Oversight Board and discussed the independence of KPMG LLP with representatives of KPMG LLP.

Based on the Audit and Finance Committee’s review and discussions noted above, the Audit and Finance Committee recommended that our audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended August 27, 2011 for filing with the SEC.

James A. Bernards	Terrence W. Glarner	David V. Smith

Members of the Audit and Finance Committee

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis (“CD&A”) describes the Company’s executive compensation program. We begin with an executive summary of our program, discuss our philosophy and objectives regarding the program, and follow that with a description of the elements of our program. In the remaining section, we discuss the role of our Named Executive Officers (“NEOs”) in compensation decisions.

Our CD&A is focused on our NEOs, as defined by the SEC rules. Our NEOs for fiscal 2011 were as follows:

Name	Position(s) Held During Fiscal 2011
Donald S. Mitchell	Chairman and Chief Executive Officer
Benno G. Sand	Executive Vice President, Business Development and Investor Relations and Secretary
Patricia M. Hollister	Chief Financial Officer and Assistant Secretary
John C. Ely	Vice President, Global Sales, Marketing and Service

Executive Summary

Our business and economic environment impacts our compensation programs and decisions. We are a global supplier of wafer fabrication equipment and services to the semiconductor industry. Semiconductor wafers undergo a complex series of preparation steps and processes that result in the simultaneous creation of many integrated circuits. Our principle products fall into a general category: surface conditioning or cleaning processes.

The semiconductor capital equipment industry is highly competitive and is subject to business cycles characterized by rapid changes in demand that necessitate adjusting spending and managing capital allocation prudently across business cycles. The wafer fabrication equipment industry is considered to be a highly cyclical, with fluctuations responding to demand for semiconductor devices and device manufacturing process advances. In response to this extreme volatility, we maintain a flexible business model that enables our operations team to adjust quickly to the rapid changes in demand while effectively managing costs. Our compensation program is designed to incorporate this same flexibility.

Although we are an August fiscal year company, with the exception of our annual cash incentives, our compensation program is calendar-year oriented. Approximately two-thirds of the target total direct compensation (salary, annual cash incentive and stock options) provided to our NEOs is performance-based (annual cash incentive and stock options), intended to reward executives for creating long-term shareholder value and delivering good performance throughout the fluctuating business cycles.

In fiscal 2011, our sales increased 6.5% to $96.9 million, but our operating income decreased 34% to $8.3 million. Since operating income (before any accrual for cash incentives) is the metric used to determine funding of our annual cash incentive plan, the plan payout to each of our NEOs for fiscal 2011 was approximately 18% of the payout under the plan in fiscal 2010. All NEOs received base salary increases in January 2011 consistent with year-over-year changes reflected in peer company and compensation survey market data. The size and grant date fair values of the semi-annual option awards granted to our NEOs also increased in fiscal year 2011 over the previous year.

We strive for a strong correlation between our executive compensation and Company performance and between our executive compensation and shareholder value. In addition to total direct compensation, our NEOs received matching contributions to their 401(k) plan accounts and a limited number of perquisites and personal benefits. Our compensation program is designed to attract, motivate and retain exceptionally talented executives, and we reward good performance with commensurate compensation.

Compensation Philosophy and Objectives

The Compensation Committee of the Board is composed entirely of directors who are independent of management and free from any relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment as a committee member. The current members of the Compensation Committee are Messrs. Bernards and Glarner. The Compensation Committee operates under a written charter adopted by the Board, a copy of which can be found on our website at www.fsi-intl.com. The Compensation Committee’s basic responsibility is to assure that the senior executives of the Company and its wholly-owned subsidiaries are compensated effectively in a manner consistent with the stated compensation objectives of the Company, internal equity considerations, competitive practice, and the requirements of the appropriate regulatory bodies. The Committee shall also communicate to shareholders the Company’s compensation policies as required by the SEC. Specific responsibilities are listed in the Compensation Committee charter.

The primary objectives of the compensation program for our senior executives consist of the following:

•	Provide overall compensation levels that are sufficiently competitive to attract, motivate and retain executive officers and key personnel.

•	Align the interests of our executive officers and key personnel with those of our shareholders.

•	Provide a direct financial incentive to executives to meet or exceed our annual corporate financial and operating goals.

•

Make a substantial portion of total compensation contingent on, and variable with, achievement of objective corporate performance goals, with that portion increasing as an executive’s responsibilities increase.

Our executive compensation program strives to be competitive with the compensation provided by comparably-sized companies in the high technology and semiconductor equipment industry. Toward that end, we utilize peer company market data about executive compensation levels and third-party compensation surveys to provide a framework for our decisions regarding each element of compensation and target total direct compensation and to provide a perspective on the broader technology labor market. The self-selected peer group is subject to occasional change as members of the peer group alter their focus, merge or are acquired, or as new peers or competitors emerge. For fiscal 2011, the peer group was comprised of the following companies: Advanced Energy Industries, Inc.; Axcelis Technologies, Inc.; Electro Scientific Industries, Inc.; Intevac, Inc.; Mattson Technology, Inc.; Nanometrics, Inc.; Rudolph Technologies, Inc.; Ultra Clean Holdings, Inc.; Ultratech, Inc.; and Zygo Corporation. The compensation survey data we utilize pertains to comparably-sized technology companies and has been developed and published by AON Corporation’s Radford Surveys and Consulting Group.

We use this market data primarily as a reference point to assess whether our compensation practices are reasonable, competitive and likely to achieve our objectives, and actually deliver compensation in amounts that are consistent with the Compensation Committee’s assessment of our Company’s relative performance. As part of these assessments, we start with an assumption that base salary and target total direct compensation levels are likely to be reasonable and competitive if they approximate the market median we calculate from the peer companies and Radford survey data we utilize. We do not establish specific compensation amounts or parameters for any executive officer position based on this market data, recognizing that factors unique to each individual will ultimately determine that individual’s compensation, which may not necessarily approximate the market median.

The Compensation Committee annually conducts a review of its executive compensation program. The purpose of the review is to ensure that our executive compensation program meets the objectives listed above. In its review, the Compensation Committee considers individual and Company performance data submitted by management and the peer company and Radford survey data described above. The Compensation Committee has full and sole authority to retain and terminate compensation consultants to assist in the evaluation of compensation for the Chief Executive Officer, executive staff, and non-employee directors. Historically, the Compensation Committee has not chosen to retain compensation consultants because it did not believe it was a necessary use of Company resources, and because members of our Compensation Committee, by virtue of experience in compensation management and service on other Boards, have reasonable knowledge of compensation practices. However, in January 2011, the Compensation Committee engaged Altura Consulting Group LLC as a consultant to provide services, including a review of peer company and Radford survey data.

Elements of Executive Compensation

Executive compensation at FSI has three primary components: base salary, annual cash incentives and stock options. Our executive officers also participate in benefit programs on a basis consistent with other salaried employees, receive certain personal benefits described below, and will receive additional or accelerated payments and benefits if a change in control of the Company occurs or if their employment is terminated under certain circumstances, including in connection with a change in control. The Compensation Committee uses its discretion to set executive compensation at levels which, in its judgment, are warranted by external, internal and individual factors. These factors include compensation market data and practices, industry conditions, Company financial and operating performance and individual performance against specified performance goals. We have no pre-established policy or target for the allocation between salary and performance-based compensation, and generally allocate target total direct compensation among the various elements based on competitive practice. In 2011, the target allocation was approximately one-third fixed compensation (base salary) and two-thirds variable compensation (cash incentive and stock options).

Base Salary

In determining an individual’s base salary, the Compensation Committee considers the compensation levels of similar positions within the peer group and Radford survey data, the responsibilities and performance of the individual named executive officer, our recent financial performance and industry conditions.

Generally, base salary decisions are made by the Compensation Committee at the beginning of each calendar year based upon an evaluation of the Chief Executive Officer by the Compensation Committee, and evaluations of and recommendations regarding the other executive officers made by the Chief Executive Officer. A performance assessment for each executive officer reporting to the Chief Executive Officer is verbally submitted by the Chief Executive Officer to the Compensation Committee. The appraisal typically assesses such individual’s performance in the following areas: accountabilities of the position, individual goals and objectives (which are aligned with the Company’s current strategic plan) recommended by the Chief Executive Officer and approved by the Compensation Committee, special projects and assignments, management skills, leadership competencies and the achievement of learning and development goals. Generally, a salary recommendation is made by the Chief Executive Officer based upon the individual’s overall performance assessment and where the individual’s salary falls within the range of salaries reported for similar positions in the peer group and the Radford survey data.

In evaluating and setting the Chief Executive Officer’s base salary, the Compensation Committee reviews our business and financial performance and salary data from the peer group and the Radford survey. That review is based upon a number of factors including sales, earnings, market share, cash flow, operating income and total shareholder return. The Compensation Committee does not assign relative weights or rankings to these factors, but instead makes a subjective determination based upon a consideration of all of these factors as well as the progress made with respect to our long-term goals and strategies.

Industry conditions and the Company’s financial performance have had a significant impact on the Compensation Committee’s decisions regarding salary levels for NEOs, including the timing of salary actions and whether to implement salary increases or decreases. Weakening industry conditions resulted in a 10 percent reduction in base salaries for each NEO in December 2008, an additional voluntary 20 percent reduction in base salaries for Mr. Sand and Ms. Hollister in February 2009 and an additional three to five percent reduction in base salaries for Messrs. Mitchell and Ely in April 2009. The salary reductions for Mr. Sand and Ms. Hollister were rolled back to a 13 percent reduction in September 2009 for Ms. Hollister and to a 15 percent reduction in December 2009 for Mr. Sand. The base salary levels for all NEOs were reinstated to pre-December 2008 levels effective January 2010 as industry conditions and Company financial performance improved. In addition, all NEOs received a base salary increases in January 2010 and January 2011, consistent with the year-over-year change in the peer group and Radford survey data competitive median.

Annual Cash Incentives

Executive officers are each eligible to receive an annual cash incentive payment at the end of the fiscal year based upon our financial performance during the fiscal year. For fiscal 2011, the financial goals to be achieved were expressed in terms of operating income. The purpose of this annual cash incentive program is to provide a direct financial incentive to executives to meet or exceed our annual corporate operating income goals.

The target cash incentive opportunity for each executive officer is expressed as a specified percentage of base salary, with that percentage determined primarily upon the individual’s job level within the organization and data for comparable positions from our selected peer group and the Radford survey. This percentage is determined at the beginning of the fiscal year by the Compensation Committee, based on its assessment with regard to the Chief Executive Officer (taking into account the same factors considered in determining his salary) and upon recommendations made by the Chief Executive Officer with respect to other executive officers. For fiscal 2011, the target cash incentive percentages were 100% of base salary for the Chief Executive Officer, and 80% of base salary for the other NEOs.

After evaluating the Company’s first half financial performance, in March 2011, the Company adopted a compensation plan for the fiscal year ending August 27, 2011 that provided for an aggregate amount of cash incentive compensation to be available for distribution to employees of the Company, including the NEOs, based on the Company’s operating income prior to any incentive plan accrual for the fiscal year. However, amounts paid under the plan to employees, including the NEOs, were at the discretion of the Compensation Committee of the Board of Directors. Under the terms of the plan, the maximum amount that could be paid to any NEO under the plan was set as the target cash incentive percentage described above.

For the fiscal year 2011, the metric used to determine funding of the cash incentive plan was operating income (before any accrual for cash incentives). The fiscal 2011 Company target operating income goal was $18.5 million. Funding of the discretionary cash incentive plan begins when operating income exceeds a threshold level of $2.0 million. For every $2.0 million incremental increase in operating income, an increasing percentage of operating income is available for distribution to all employees. For fiscal year 2011, 11.6% of the pool was allocated to Mr. Mitchell, 5.7% to Mr. Sand, 5.3% to Ms. Hollister and 5.4% to Mr. Ely. The cash incentive plan is modified each year in an effort to align the plan with the Company’s annual financial plan. After the Company reports the fiscal year financial results, the “pool” of cash incentive dollars is allocated to all employees, including to our executives, based upon a pre-determined percentage established for each participant.

In fiscal 2011, the Company reported operating income of $8.3 million (after the accrual for cash incentives). Therefore, based upon the plan funding formula, the Company paid out approximately $550,000 to all employees, including the NEOs, as compared to an aggregate payout of $2.5 million in fiscal 2010. The amounts paid to each NEO for fiscal 2010 and 2011 are shown in the Summary Compensation table below.

The Compensation Committee also has the authority to grant discretionary bonuses to executive officers and other employees to recognize extraordinary efforts or outstanding contributions relating to our important projects. It has done so infrequently and made no such payments in fiscal 2011.

Stock Options

Stock options are the only vehicle we have historically used for the payment of long-term compensation. We award stock options to align the interests of our executive officers and key personnel with those of our shareholders, to reward eligible employees for outstanding performance, and to provide an incentive to improve our financial performance and increase our long-term value. Through deferred vesting, this component of our compensation also creates an incentive for individuals to remain with us.

Generally, stock options are granted to eligible employees from time to time based primarily upon data from our selected peer group and from the Radford survey for comparable positions, an assessment of the individual’s actual and/or potential contributions and our financial performance. To date, all stock options have been granted with an exercise price equal to the fair market value of our common stock on the date of grant. Generally, such options vest over a period of several years. Accordingly, a NEO receiving an option is rewarded only if the market price of our common stock appreciates. Stock options are authorized by the Compensation Committee. Since long-term options generally vest over time, we periodically grant new options to provide continuing incentives for future performance. The size of previous grants and the number of options held are considered by the Compensation Committee, but are not entirely determinative of future grants. Generally, the Compensation Committee considers granting stock options to NEOs in December and June each year. The Chief Executive Officer and each of the other NEOs was granted stock options in December 2010 and June 2011 in accordance with the guidelines and procedures described above. Details of these awards are provided in the section of this Information Statement below entitled “Grants of Plan Based Awards.” Based upon the progress the Company made toward its 2011 strategic objectives, the Compensation Committee decided to grant the Chief Executive Officer the maximum annual option award permitted under the plan in June 2011.

Other

In addition to Company-paid premiums on term life and long-term disability policies for executive officers, the Company also pays the cost for Mr. Mitchell to travel to our headquarters in Minneapolis from his office in San Diego, and for his lodging expenses while in Minneapolis. These arrangements were agreed to by the Company and Mr. Mitchell in 1999 in connection with his original hiring by the Company.

Severance and Change in Control Arrangements

We have agreed to pay Messrs. Ely, Mitchell and Sand and Ms. Hollister severance equal to one year’s base salary if they are terminated by us without cause. We have also agreed with each executive officer to provide specified severance benefits, including gross-up payments to cover taxes, if the executive’s employment is terminated by us within two years of a change in control other than for cause, or by the executive during the same period for reasons that would constitute constructive involuntary termination (see the descriptions below in the section entitled “Employment and Management Agreements”). Our stock option award agreements also provide for accelerated vesting and exercisability of the awards if an executive officer’s employment is terminated due to death or disability or if a change in control occurs.

We have entered into these arrangements in part to better enable us to attract and retain capable executives to work at a relatively small company operating in an intensely competitive industry, particularly where a significant part of their long-term compensation potential is dependent on future stock price appreciation and the compensation risk may be perceived as higher than at other employment alternatives available to these individuals. The change in control arrangements also mitigate a potential disincentive for executives when they are evaluating a potential acquisition of the Company, particularly when the future services of the executive may not be required by the acquiring company, and at the same time provide a strong retention device during change in control discussions. In addition, the “single trigger” acceleration of options upon a change in control provides employees the same opportunity as shareholders who are free to sell their stock in the Company at the time of the change in control event.

The Role of Named Executive Officers in Compensation Decisions

The Compensation Committee makes all compensation decisions for the Chief Executive Officer and NEOs. The Compensation Committee is responsible for any equity awards to any employee. The Chief Executive Officer annually reviews the performance of each other NEO. The conclusions reached and recommendations based on these reviews, including salary adjustments and performance-based compensation, are presented to the Compensation Committee. The Compensation Committee has discretion to modify any of the Chief Executive Officer’s recommendations.

Tax Considerations Affecting Compensation Decisions

We do not currently have a policy with respect to the limit under Internal Revenue Code Section 162(m) on the deductibility of the qualifying compensation paid to our executives, and have not sought to qualify annual cash incentives as “performance based compensation” for purposes of Section 162(m).

COMPENSATION COMMITTEE REPORT

The Compensation Committee reviewed and discussed the section in this Information Statement entitled “Compensation Discussion and Analysis” with management. Based on such review and discussions, the Compensation Committee recommended to the Company’s Board that the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K be included in the Company’s Proxy Statement for the meeting of the Company’s shareholders held on January 18, 2012 and has authorized its inclusion in this Information Statement.

James A. Bernards	Terrence W. Glarner

Members of the Compensation Committee

COMPENSATION OF EXECUTIVE OFFICERS

Set forth below is summary information concerning certain compensation earned, paid or awarded during fiscal 2011, 2010 and 2009 by the Company to our Chief Executive Officer, our Chief Financial Officer and to the two other executive officers of the Company. They are our only NEOs.

Biographical Information

The biographical information about each of our NEOs can be found under the section of this Information Statement entitled “Information Concerning our Directors and Officers – Executives.”

Summary Compensation Table

The following table summarizes the compensation paid to our NEOs for the fiscal years ended August 27, 2011, August 28, 2010 and August 29, 2009. The employment and management agreements that we have entered into with our NEOs are described in the section of this Information Statement entitled “Employment and Management Agreements.”

Summary Compensation Table for Fiscal 2011, Fiscal 2010 and Fiscal 2009

Named Executive Officer and Principal Position	Year	Salary ($)		Option Awards ($)(1)		Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)			Total ($)
Donald S. Mitchell	2011		$409,155		$312,550	$63,550		$78,856	(3)		$864,111
Chairman, President and Chief Executive Officer	2010		$360,125		$275,900	$345,916		$71,879	(3)		$1,053,820
	2009		$357,360		$10,100	$50,000		$68,100	(3)		$485,560

Benno G. Sand	2011		$256,860		$258,000	$31,480		$18,157			$564,497
Executive Vice President, Business Development, Investor Relations and Secretary	2010 2009	$ $	225,571 222,253	$ $	127,800 9,600	$178,661 —	$ $	19,895 15,721		$ $	551,927 247,574

Patricia M. Hollister	2011		$234,710		$258,000	$29,050		$11,992			$533,752
Chief Financial Officer and Assistant Secretary	2010		$206,665		$134,100	$159,999		$12,308			$513,072
	2009		$190,361		$9,600	—		$9,344			$209,305

John C. Ely	2011		$239,087		$258,000	$29,660		$15,540			$542,287
Vice President, Global Sales, Marketing and Service	2010		$211,520		$134,100	$162,278		$13,609			$521,507
	2009		$215,211		$10,000	—		$10,622			$235,833

(1)

The amounts in this column reflect the grant date fair value (without any reduction for forfeiture assumptions related to service-based vesting conditions), determined in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 718—Stock Compensation, of the option awards granted during each of the applicable fiscal years to the respective officers under our 1997 Omnibus Stock Plan and the 2008 Omnibus Stock Plan. The assumptions used in calculating these amounts are set forth in Note 10, “Stock Options” to the Consolidated Financial Statements included in our Annual Report on Form 10-K for each of the respective fiscal years.

(2)

For each individual, the amount shown includes the Company matching contributions to the Company’s 401(k) Plan; Company-paid term life insurance premiums; and Company-paid long-term disability premiums.

(3)

In addition to the items discussed in note (2), for Mr. Mitchell the amount shown also includes $28,300 for fiscal 2011, $25,500 for fiscal 2010 and $26,700 for fiscal 2009 in airfare and ground transportation related to his travel from his office in San Diego, California to our Company headquarters in Minneapolis, Minnesota, and $23,800 for fiscal 2011, $23,600 for fiscal 2010 and $24,300 for fiscal 2009 in costs related to Company-provided lodging in Minneapolis. The aggregate incremental cost to the Company of the airfare and ground transportation is determined by amounts paid to third-party providers, and the amount disclosed for the Company-provided lodging reflects the total lease and utilities costs incurred by the Company for an apartment in Minneapolis, even though the apartment is available for use by Company personnel in addition to Mr. Mitchell.

Grants of Plan-Based Awards

For services during fiscal 2011, our NEOs received two types of plan-based awards: (i) annual cash incentive awards, and (ii) incentive stock option and non-qualified stock option awards under our 2008 Omnibus Stock Plan. The annual cash incentive plan is described in the section above entitled “Compensation Discussion and Analysis—Annual Cash Incentives.” No payouts were made to the NEOs under the annual cash incentive plan for the 2011 fiscal year until November 2011. Each stock option awarded during fiscal 2011 vests and becomes exercisable in 12 equal cumulative quarterly increments beginning on the first quarter anniversary of the date of grant. All options have a term of ten years and an exercise price equal to the closing price of a share of our common stock the day the options were granted. Generally all of the options will become fully exercisable upon approval by our shareholders of a merger, plan of exchange, sale of substantially all of our assets or plan of liquidation.

Grants of Plan-Based Awards in Fiscal 2011

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(2)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Donald S. Mitchell	12/22/2010 6/22/2011		420,000		35,000 100,000	4.65 2.78	109,550 203,000

Benno G. Sand	12/22/2010 6/22/2011		208,000		50,000 50,000	4.65 2.78	156,500 101,500

Patricia M. Hollister	12/22/2010 6/22/2011		192,000		50,000 50,000	4.65 2.78	156,500 101,500

John C. Ely	12/22/2010 6/22/2011		196,000		50,000 50,000	4.65 2.78	156,500 101,500

(1)

The “Target” column presents the possible payment to each NEO under the annual cash incentive plan for fiscal 2011. Amounts actually paid for fiscal 2011 under the annual cash incentive plan are disclosed in the Summary Compensation Table in the column entitled, “Non-equity Incentive Plan Compensation.”

(2)	The exercise price for the options granted was the closing price of the Company’s common stock on the NASDAQ Global Market on December 22, 2010 and June 22, 2011, the day the options were granted.

(3)

This column shows the full grant date fair value in accordance with FASB ASC Topic—718 for the stock options granted to the NEOs in fiscal 2011. Generally, the full grant date fair value is the amount that the Company would expense in its financial statements over the vesting schedule of the award.

Outstanding Equity Awards at Fiscal Year-End

The table below provides information on each NEOs outstanding equity awards as of August 27, 2011. The equity awards consist solely of stock options granted under the 1997 Omnibus Stock Plan and 2008 Omnibus Stock Plan.

Outstanding Equity Awards at Fiscal 2011 Year-End

Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Underlying Securities Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)		Option Expiration Date
Donald S. Mitchell	4/25/2002 6/9/2003 2/26/2004 1/6/2005 6/30/2005 4/18/2006 12/27/2006 2/6/2008 6/20/2008 12/23/2008 6/26/2009 12/22/2009 6/25/2010 12/22/2010 6/22/2011	74,000 145,000 75,000 35,000 25,000 22,000 30,000 29,164 21,806 18,747 10,417 31,250 21,666 5,833 —	— — — — — — — — — 4,167 8,334 37,500 43,334 29,167 100,000	$ $ $ $ $ $ $ $ $ $ $ $ $ $ $	11.00 3.17 7.67 4.31 3.73 5.09 5.24 1.64 1.44 0.35 0.32 2.00 4.44 4.65 2.78	4/25/2012 6/9/2013 2/26/2014 1/6/2015 6/30/2015 4/18/2016 12/27/2016 2/6/2018 6/20/2018 12/23/2018 6/26/2019 12/22/2019 6/25/2020 12/22/2020 6/22/2021

Benno G. Sand	4/25/2002 6/9/2003 2/26/2004 1/6/2005 6/30/2005 4/18/2006 12/27/2006 2/6/2008 6/20/2008 12/23/2008 6/26/2009 12/22/2009 6/25/2010 12/22/2010 6/22/2011	34,600 50,000 40,000 20,000 14,000 13,000 16,000 16,333 2,500 5,333 2,500 17,500 10,000 8,333 —	— — — — — — — — — 5,334 5,000 17,500 20,000 41,667 50,000	$ $ $ $ $ $ $ $ $ $ $ $ $ $ $	11.00 3.17 7.67 4.31 3.73 5.09 5.24 1.64 1.44 0.35 0.32 2.00 4.44 4.65 2.78	4/25/2012 6/9/2013 2/26/2014 1/6/2015 6/30/2015 4/18/2016 12/27/2016 2/6/2018 6/20/2018 12/23/2018 6/26/2019 12/22/2019 6/25/2020 12/22/2020 6/22/2021

Outstanding Equity Awards at Fiscal 2011 Year-End

(continued)

Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Underlying Securities Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)		Option Expiration Date
Patricia M. Hollister	4/25/2002 6/9/2003 2/26/2004 1/6/2005 6/30/2005 4/18/2006 12/27/2006 2/6/2008 6/20/2008 12/23/2008 6/26/2009 12/22/2009 6/25/2010 12/22/2010 6/22/2011	34,100 15,000 43,000 20,000 14,000 12,000 14,000 30,000 15,000 13,333 10,000 20,000 10,000 8,333 —	— — — — — — — — — 5,334 5,000 20,000 20,000 41,667 50,000	$ $ $ $ $ $ $ $ $ $ $ $ $ $ $	11.00 3.17 7.67 4.31 3.73 5.09 5.24 1.64 1.44 0.35 0.32 2.00 4.44 4.65 2.78	4/25/2012 6/9/2013 2/26/2014 1/6/2015 6/30/2015 4/18/2016 12/27/2016 2/6/2018 6/20/2018 12/23/2018 6/26/2019 12/22/2019 6/25/2020 12/22/2020 6/22/2021

John C. Ely	4/25/2002 6/9/2003 2/26/2004 1/6/2005 6/30/2005 4/18/2006 12/27/2006 2/6/2008 6/20/2008 12/23/2008 6/26/2009 12/22/2009 6/25/2010 12/22/2010 6/22/2011	52,100 30,000 50,000 25,000 18,000 16,000 16,000 5,000 3,000 — — 10,001 10,000 8,333 —	— — — — — — — — — 5,667 5,000 20,000 20,000 41,667 50,000	$ $ $ $ $ $ $ $ $ $ $ $ $ $ $	11.00 3.17 7.67 4.31 3.73 5.09 5.24 1.64 1.44 0.35 0.32 2.00 4.44 4.65 2.78	4/25/2012 6/9/2013 2/26/2014 1/6/2015 6/30/2015 4/18/2016 12/27/2016 2/6/2018 6/20/2018 12/23/2018 6/26/2019 12/22/2019 6/25/2020 12/22/2020 6/22/2021

(1)	All options not yet exercisable become exercisable in 12 equal cumulative quarterly increments beginning on the first quarter anniversary of the date of grant.

Option Exercises and Stock Vested

The table below provides information regarding stock option exercises by the NEOs during the fiscal year ended August 27, 2011. None of the NEOs had any form of equity award other than options that vested during the Company’s 2011 fiscal year.

Option Exercises and Stock Vested in Fiscal 2011

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Donald S. Mitchell	0	$0
Benno G. Sand	25,000	$76,770
Patricia M. Hollister	0	$0
John C. Ely	39,916	$113,869

(1)

Represents the difference between the market value of the shares acquired upon exercise (calculated using the closing price of a share of our common stock on the Nasdaq Global Market on the date of exercise) and the aggregate exercise price of the shares acquired.

Employment and Management Agreements

The Company maintains an Employment Agreement (the “Employment Agreement”) with Donald S. Mitchell, our Chairman and Chief Executive Officer. In connection with the Employment Agreement, we also maintain a Summary of Terms of Employment (the “Summary of Terms”) for Mr. Mitchell.

The Summary of Terms and the Employment Agreement each have a term running through March 28 each year. Unless earlier terminated, 90 days prior to the end of any term, each will automatically renew for successive one-year terms. The Summary of Terms provided for an initial base salary of $370,162, with annual increases on a fiscal year basis at the discretion of our Board. Mr. Mitchell is also eligible for participation in our Management Incentive Plan at a target of 100% and a range of up to 200% for performance in excess of established annual milestone objectives. Pursuant to the Summary of Terms we will also generally reimburse Mr. Mitchell for commuting costs between his office in California and our sites, and if such commuting reimbursement is taxable, pay a full tax gross-up. If Mr. Mitchell elects to move to Chaska, Minnesota during the term of the Summary of Terms, we will pay for all reasonable and ordinary costs of relocation. The Summary of Terms provides Mr. Mitchell with an annual gross perquisite allowance of $15,000, life insurance, and health, vacation, and welfare benefits generally applicable to senior executives of the Company. The Employment Agreement contains confidentiality covenants from Mr. Mitchell. In the event that Mr. Mitchell’s employment is involuntarily terminated at the initiative of the Company without cause (defined as in the management agreement with Mr. Mitchell) and provided the termination does not occur within the two-year period following a change of control event under his management agreement, Mr. Mitchell will be entitled to severance pay in amounts equal to his base salary for 12 months, payable over the severance period, with payments in the first six months subject to limitations applicable to separation pay plans due to involuntary separation from service under Section 409A. In order to receive severance, Mr. Mitchell must sign a release of claims in favor of the Company and be in compliance with certain terms of the Employment Agreement.

The Company maintains a Severance Agreement for Benno G. Sand, Executive Vice President, (the “Sand Severance Agreement”). The terms and conditions of the Sand Severance Agreement are substantially the same as the severance-related terms of the Employment Agreement for Mr. Mitchell, except that Mr. Sand is entitled to severance pay in an amount equal to his base salary for 12 months upon termination of employment, whether Mr. Sand’s employment is terminated by us without cause or whether Mr. Sand resigns with or without good reason. The first six months of such severance pay is payable in a lump sum at the start of the seventh month following termination of employment, with the balance payable in monthly installments for six months thereafter. In addition, Mr. Sand is eligible for monthly income maintenance payments in an amount equal to 75% of his average monthly base pay for up to 12 months following the termination of his employment (with the first six months held in arrears until the start of the seventh month) in the event he is unable to find other employment as a result of his obligations under the non-competition provisions of the agreement. Also, the Sand Severance Agreement provides Mr. Sand with a death benefit in an amount equal to 12 months’ base salary.

The Company maintains Severance Agreements with Patricia M. Hollister, Chief Financial Officer, and John C. Ely, Vice President of Global Sales, Marketing and Service (the “Severance Agreements”). The Severance Agreements are the same in all material respects as the severance-related provisions of the Employment Agreement for Mr. Mitchell.

The Company maintains Management Agreements with each of the following executive officers: Donald S. Mitchell, Benno G. Sand, Patricia M. Hollister, and John C. Ely (the “Management Agreements”). The arrangements provide severance benefits to executive officers.

The Management Agreements provide for payment of the following severance benefits if the executive officer’s employment is terminated involuntarily by us without cause or as a result of a constructive involuntary termination by the executive officer prior to and in connection with a change of control event: (i) severance pay equal to two times the executive’s base salary, less amounts paid or payable under the executive’s Severance or Employment Agreement; (ii) severance pay equal to two times the executive’s target bonus; (iii) a pro-rata target bonus for year of termination; (iv) payment of $18,000 in lieu of a cash contribution for continuation of welfare benefits; (v) payment of $35,000 in lieu of outplacement services and other perquisites; (vi) reimbursement of reasonable legal fees incurred to contest the termination of employment or enforce the agreement; and (vii) gross-up of taxes due under “excess parachute” provisions of the Internal Revenue Code. These severance benefits generally are payable in a lump sum within 30 days of the change of control event.

The Management Agreements also provide for payment of severance benefits if, within two years after a change of control event, the executive officer’s employment is terminated involuntarily by the Company without cause or as a result of a constructive involuntarily termination by the executive officer. These severance benefits are the same as those paid prior to a change of control event, except that (i) the executive officer is entitled to thirty days’ notice with pay, without regard to whether the executive officer is required to perform duties during the notice period, and payable pursuant to the regular payroll schedule (applicable in the event of involuntary termination by the Company only); and (ii) the exclusion of amounts payable under the executive’s Severance or Employment Agreement does not apply to the payment of two times the executive’s base salary. These severance benefits are also generally payable in a lump sum within 30 days after the executive officer’s termination of employment.

In order to receive severance, the executive officer must sign a release of claims in favor of the Company and be in compliance with the terms of the Management Agreement and the executive officer’s respective Employment or Severance Agreement. The term of each Management Agreement is one year, followed by automatic annual renewals, unless either party gives 90 days’ notice of non-renewal (or, if a change of control event is initiated or occurs before expiration of the term, two years after the change of control event commenced).

For purposes of these agreements, “cause” generally refers to willful and gross neglect of duties by an executive or acts by an executive that constitute a felony and are substantially detrimental to the Company. A “change of control event” for purposes of these agreements generally refers to (i) the acquisition during any 12-month period of 30% or more of our voting stock, (ii) the acquisition of our voting stock if after such acquisition the person holds more than 50% of such stock, (iii) specified changes in the composition of our Board, or (iv) the consummation of a merger or consolidation involving the Company or a sale of 50% or more of the Company’s assets in a 12-month period. A “constructive involuntary termination” generally refers to a termination initiated by the executive officer upon occurrence of any of the following: (i) a material diminution in his or her authorities, duties or responsibilities, or in those of his or her reporting supervisor; (ii) a reduction in base salary; (iii) the failure to obtain the assumption of the Management Agreement by a successor or other breach under the Management Agreement; or (iv) certain required relocations.

For a discussion of new employment agreements entered into in connection with the Offer and Merger between the Company and each of Donald S. Mitchell, Benno G. Sand, Patricia M. Hollister and John C. Ely, please see “Item 3. Arrangements with the Company’s Current Executive Officers and Directors – New Employment Agreements” and “Item 8. Additional Information – Golden Parachute Compensation” of the Company’s Schedule 14D-9.

Potential Payments Upon Termination or Change in Control

The table that follows summarizes the estimated payments and benefits that would be provided to our NEOs or their beneficiaries under the employment and management agreements described above, and under our 1997 Omnibus Stock Plan and the 2008 Omnibus Stock Plan, under various scenarios involving a termination of employment and/or a change in control, and assuming that the event(s) occurred on August 27, 2011, the last day of our 2011 fiscal year. Stock option award agreements under our 1997 Omnibus Stock Plan and the 2008 Omnibus Stock Plan provide that the vesting and exercisability of a participant’s option awards will be accelerated if the participant’s employment is terminated due to death or disability, or if a change in control of the Company (as defined above) occurs.

Compensation Element	Involuntary Termination Without Cause ($)		Death or Disability ($)		Change in Control (Single Trigger) ($)(1)		Change in Control (Double Trigger) ($)(2)
Severance(3) Donald S. Mitchell Benno G. Sand Patricia M. Hollister John C. Ely	$ $ $ $	420,000 260,000 240,000 245,000	$	— 260,000 — —		— — — —	$ $ $ $	875,000 541,667 500,000 510,417

Lump Sum Bonus(4) Donald S. Mitchell Benno G. Sand Patricia M. Hollister John C. Ely		— — — —		— — — —		— — — —	$ $ $ $	1,260,000 624,000 576,000 588,000

Accelerated Stock Options(5) Donald S. Mitchell Benno G. Sand Patricia M. Hollister John C. Ely		— — — —	$ $ $ $	117,842 41,356 94,187 29,017	$ $ $ $	117,842 41,356 94,187 29,017		117,842 41,356 94,187 29,017

Benefits and Perquisites(6) Donald S. Mitchell Benno G. Sand Patricia M. Hollister John C. Ely		— — — —		— — — —		— — — —	$ $ $ $	53,000 53,000 53,000 53,000

Excise Tax Gross-Up(7) Donald S. Mitchell Benno G. Sand Patricia M. Hollister John C. Ely		— — — —		— — — —		— — — —	$ $ $ $	971,223 516,609 500,782 462,435

Total Donald S. Mitchell Benno G. Sand Patricia M. Hollister John C. Ely	$ $ $ $	420,000 260,000 240,000 245,000	$ $ $ $	117,842 301,356 94,187 29,017	$ $ $ $	117,842 41,356 94,187 29,017	$ $ $ $	3,277,065 1,776,632 1,723,969 1,642,869

(1)	There is a change in control but the individual continues in his/her job.

(2)

There is a change in control and within two years of the change in control the executive either (i) is terminated by the Company without cause, or (ii) terminates his/her employment under circumstances that constitute a “constructive involuntary termination” as described above.

(3)

The amount shown for each of Mr. Mitchell and Mr. Sand is equal to one year’s base salary, in accordance with their respective employment agreements. With respect to Ms. Hollister and Mr. Ely, this amount is equal to 100% of one year’s base salary, which is the current severance policy in place for Named Executive Officers of the Company. However, with respect to each such Named Executive Officer, if the termination occurs within two years of a change of control, the amount would be two times the highest annual rate of base salary in effect since one year prior to the change in control plus 30 days of pay without regard to whether the executive is required to perform services.

(4)

Each amount shown is equal to two times the annual payment at “target” level under the Company’s then current annual cash incentive plan, plus a pro rata portion of such annual payment at “target” level corresponding to the portion of the then current fiscal year during which the executive was employed. Under the assumption that termination occurred as of the last day of the fiscal year, the pro rata portion effectively increases the total estimated payment to three times the annual payment at target level.

(5)

Each amount represents the spread value of stock options that would be accelerated as a result of any of these events based on a closing share price of $2.16 for the Company’s common stock on August 27, 2011 as listed on the NASDAQ Global Market.

(6)	Each amount shown is equal to a lump sum payment to be received in lieu of health and welfare benefits, outplacement services and perquisites.

(7)

Each amount shown represents the amount of a payment to be received by the executive sufficient to cause him to retain, after taxes, an amount equal to the excise tax imposed by Section 4999 of the Internal Revenue Code on any “excess parachute payment” received by the executive. The foregoing does not take into account any value of a covenant not to compete that each of the executives is subject to pursuant to their existing employment agreement. A covenant not to compete value would reduce the amount of any excess parachute payment (and therefore the amount of the additional payment the executive is entitled to in order to make him or her whole for the impact of the excise tax).

Risk Assessment of Executive Officer Compensation

The Company believes the various components of the total compensation package of the executive officers, as discussed above, are appropriately balanced so as to avoid any excessive risk taking by such individuals. First, long-term equity awards tied to the market price of the Company’s common stock represent a component of executive officer compensation and promote a commonality of interest between the executive officers and the Company’s shareholders in sustaining and increasing stockholder value. All of the Company’s equity stock options vest over a period of years. That vesting element encourages the stock option recipients to focus on sustaining the Company’s long-term performance. Equity awards are typically made on a bi-annual basis; therefore, the executive officers always have unvested awards outstanding that could decrease significantly in value if the Company’s business is not managed to achieve its long term goals.

Under the Company’s annual cash incentive bonus program, an individual target bonus amount is established for each executive officer, and the performance measures upon which the actual bonus amounts are determined are subject to Compensation Committee approval. The overall compensation structure is not overly-weighted toward short-term incentives, and the Compensation Committee has taken what it believes are reasonable steps to protect against the potential of disproportionately large short-term incentives that might encourage excessive risk taking.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised of Messrs. Bernards and Glarner. Neither Mr. Bernards nor Mr. Glarner was at any time during our 2011 fiscal year an officer or employee of FSI or a former officer of FSI. In the 2011 fiscal year, no member of the Compensation Committee engaged in any reportable transactions with related persons, promoters or control persons.

None of our executive officers has served on the Board or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our Board.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table lists, as of August 23, 2012 (unless otherwise indicated below), certain information regarding the beneficial ownership of our common stock by (i) each person or entity known by us to own beneficially more than five percent of our outstanding common stock, (ii) each director, (iii) each nominee for director, (iv) each of our NEOs, and (v) all of the directors, director-nominees and NEOs as a group. Except as otherwise noted below, each listed beneficial owner has sole voting and investment power with respect to such shares.

Name of Person or Identity of Group	Number of Shares Beneficially Owned**		Percent of Shares Beneficially Owned**
AWM Investment Co., Inc.	4,316,371	[1]	10.97
Austin W. Marxe David M. Greenhouse c/o Special Situations Fund Suite 2600, 527 Madison Avenue New York, NY 10022-4358
BlackRock, Inc.	2,229,081	[2]	5.67
40 East 52nd Street New York, NY 10022
Mario J. Gabelli	2,062,827	[3]	5.25
c/o GAMCO Investors, Inc. One Corporate Center Rye, NY 10508-1435
James A. Bernards	67,500	[4]	*
John C. Ely	288,477	[4]	*
Terrence W. Glarner	73,156	[4]	*
Patricia M. Hollister	281,564	[4,7]	*
Donald S. Mitchell	705,469	[4,5,7,8]	1.79
Benno G. Sand	325,365	[4,6]	*
David V. Smith	50,000	[4]	*
Stanley K. Yarbro	20,000	[4]	*
All directors, director-nominees and Named Executive Officers as a group (8 persons)	1,811,531	[4,5,6,7,8]	4.61

*	Less than one percent.

**	Beneficial ownership is determined in accordance with the rules of the SEC that generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities and includes shares of common stock issuable pursuant to the exercise of stock options that are immediately exercisable or exercisable within 60 days. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage ownership calculations are based on 39,329,304 shares of common stock outstanding as of August 23, 2012.

[1]	Based on Schedule 13G/A, Statement of Changes in Beneficial Ownership filed with the SEC on February 11, 2011.

[2]	Based on Schedule 13G, Statement of Changes in Beneficial Ownership filed with the SEC on February 9, 2012.

[3]	Based on Schedule 13D, Statement of Beneficial Ownership filed with the SEC on August 22, 2012, by Mario J. Gabelli and various entities which he directly or indirectly controls.

[4]

Includes the following shares that may be purchased pursuant to stock options that are exercisable within 60 days of August 23, 2012: Mr. Bernards, 45,000; Mr. Ely, 262,918; Mr. Glarner, 67,500; Ms. Hollister, 270,000; Mr. Mitchell, 575,051; Mr. Sand, 254,666; Mr. Smith, 50,000; Mr. Yarbro, 20,000; and all directors, director-nominees and Named Executive Officers as a group, 1,545,666.

[5]	Includes 55,614 shares held in a trust in which Mr. Mitchell shares voting and investment power with his spouse.

[6]	Includes 20,000 shares in which Mr. Sand shares voting and investment power with his spouse.

[7]

Includes the following shares that will be issued under the Employee Stock Purchase Plan on August 23, 2012, based on amounts previously contributed by the executives pursuant to contribution elections as of that date: Mr. Mitchell, 1,712; Ms. Hollister, 490.

[8]	Includes 25,000 shares of restricted stock held by Mr. Mitchell.

ANNEX II

745 Seventh Avenue New York, NY 10019 United States

August 13, 2012

Board of Directors

FSI International, Inc.

3455 Lyman Boulevard

Chaska, Minnesota 55318-3052

Members of the Board of Directors:

We understand that FSI International, Inc. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Tokyo Electron Limited (“TEL”) pursuant to which, among other things, RB Merger Corp., a wholly owned subsidiary of TEL (“Merger Sub”), will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, no par value, of the Company (the “Company Common Stock”) at a price of $6.20 per share in cash (the “Consideration”) and, following consummation of the Tender Offer, Merger Sub will merge with and into the Company and each outstanding share of Company Common Stock not tendered in the Tender Offer will be converted into the right to receive the Consideration (the merger, together with the Tender Offer, being the “Proposed Transaction”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger by and among the Company, TEL and Merger Sub, dated as of August 13, 2012 (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s shareholders (other than TEL, Merger Sub and their respective affiliates) of the Consideration to be offered to such shareholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Consideration to be offered to the shareholders of the Company in the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended August 27, 2011 and Quarterly Reports on Form 10-Q for the fiscal quarters ended November 26, 2011, February 25, 2012 and May 26, 2012; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company; (4) a trading history of the Company’s common stock from August 10, 2002 to August 10, 2012 and a comparison of that trading history with those of other companies that we deemed relevant; (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant; and (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not

II-1

assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform in accordance with such projections. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be offered to the shareholders of the Company (other than TEL, Merger Sub and their respective affiliates) in the Proposed Transaction is fair to such shareholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have not performed investment banking and financial services for the Company or TEL in the past, but we may perform such services in the future, and would expect to receive customary fees for such services.

Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and TEL for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to whether to accept the Consideration to be offered to the shareholders in connection with, or how such shareholder should vote with respect to, the Proposed Transaction.

Very truly yours,

BARCLAYS CAPITAL INC.

/s/ Barclays Capital Inc.

II-2